SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2004	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

(All figures are in Cdn$, unless otherwise indicated)

BELL CANADA ENTERPRISES REPORTS FOURTH QUARTER AND YEAR-END RESULTS

• Cellular and PCS net activations: quarter 189,000; YTD 514,000
• DSL net activations: quarter 91,000; YTD 372,000
• Bell ExpressVu net activations: quarter 35,000; YTD 83,000
• Full year 2003 results in line with guidance

Montréal (Québec), February 4, 2004 — For the year ended December 31, 2003, BCE Inc. (TSX, NYSE: BCE) reported revenue of $19.1 billion, EBITDA(1) of $7.4 billion, operating income of $4.1 billion and earnings per share of $1.90. Excluding certain one-time events(2) in 2002, EPS for the full year 2003 increased by 16%. In the fourth quarter, the company posted revenue of $4.9 billion, EBITDA of $1.9 billion, operating income of $971 million and earnings per share of $0.41. BCE generated full year 2003 free cash flow(3) of $1.6 billion, an improvement of $2.5 billion, which allowed the company to reduce net debt by almost $2 billion.

“In 2003 we made steady progress on both the operational and financial fronts,” said Michael Sabia, President and CEO of Bell Canada Enterprises. “Operationally, we made major improvements to our structure and moved to increase the speed and simplicity with which we serve our customers and bring innovative solutions to the market. Financially, our disciplined managment has driven a major turnaround in our cash flow. This gives us the solid financial foundation that is critical to supporting our strategy of setting the standard in the Internet Protocol world.”

“We also grew revenues and EBITDA from continuing businesses(4) by 2.3% and 6.3% respectively,” said Mr. Sabia. “Our overall revenue and EBITDA grew due to our focus on careful cost management and the solid performance of our Consumer business. Notably, our EBITDA margin grew to 39%. That said, our Enterprise and Wholesale businesses continued to face a number of market challenges.”

Solid Fourth Quarter for the Consumer Market

“During the year, we made a major effort to improve customer service. Our many improvements included ‘Emily’, ‘One Bill’, ‘Move Queues’ and ‘All-in-One Mobility’ rate plans,” said Mr. Sabia.

“Consumers have responded well. For example, our recently launched ‘Bundle from Bell’ has over 70,000 customers in just three months. We have increased the number of customers with three or more of our key consumer services by three percentage points since last year. With this momentum, our strategy to win the broadband home is well under way and meeting initial success.”

Other highlights:

•	Cellular and PCS net additions of 189,000 in the quarter, for a total of 514,000 for 2003; subscribers increased by 13% to reach 4,412,000 at December 31
•	Wireless post-paid churn for the quarter was at 1.2%. Wireless EBITDA for the quarter increased by 52% to reach $229 million
•	High-Speed Internet (DSL) subscribers increased by 91,000 in the quarter and 372,000 in 2003 to reach 1,482,000 by December 31, an increase of 34% compared to last year
•	Bell ExpressVu (DTH) net additions of 35,000 in the quarter and 83,000 for full year 2003; total subscribers in 2003 increased by 6.4% to reach 1,387,000 at December 31
•	Consumer revenues increased significantly in 2003, driven by wireless revenues, up 15%, consumer ISP revenues, up 21%, and DTH revenues, up 19%, and
•	As of December 31, there were almost 350,000 customers with One Bill.

A Challenging Quarter for the Business Market

“We anticipated a marginal decrease in our overall fourth quarter revenues,” continued Mr. Sabia. “This was largely due to deliberate decisions we made to better focus our Enterprise and Wholesale businesses on profitability. That being said, the Small and Medium Business market slightly improved its revenues compared to the fourth quarter of 2002.”

The company withdrew from certain product lines as part of a strategy to increase profitability in the Enterprise and Wholesale sector. The Enterprise unit curtailed the volume of Gateways cabling contracts by not pursuing new contracts with minimal margins. The unit also exited the electrical cabling business. Additionally, the Wholesale unit did not renew certain contracts for international switched minutes that had minimal margins. These actions reduced fourth quarter business revenues by approximately $75 million. However, margins improved compared to the fourth quarter of 2002. Enterprise and Wholesale were also affected by continued softness in market demand, increased competition, and recent regulatory decisions. Emerging Data and value-added services continued their growth in the fourth quarter.

In the second half of 2003, revenue in Small and Medium Business grew due to intensified sales force coverage and stronger demand for its DSL data products. Progress was also made on improving cross-selling skills. This business is now focused on becoming the technology advisor for small and medium businesses.

Continued Emphasis on Disciplined Financial Management

During the quarter, the company continued to focus on various projects to increase efficiency, simplify operations and improve productivity savings. Total EBITDA from continuing businesses for the quarter increased by 6.1%, an improvement in EBITDA margins of two percentage points.

The company also maintained its focus on capital efficiency. Free cash flow reached $192 million in the quarter, a year-over-year increase of $552 million.

Moving to an IP World

“Executing our strategy is not only about expanding our portfolio of IP based value-added products and services for our customers,” said Mr. Sabia. “It’s about improving performance by becoming the most cost efficient, customer oriented and superior service communications provider possible.”

“In the past twelve months, we made important progress in transforming Bell Canada into a simpler, more customer focused and innovative organization. We’ll be just as determined in executing our plans to become a world-leading IP based communications company.”

Financial Summary

•	For the full year 2003, BCE reported revenue of $19.1 billion, EBITDA of $7.43 billion, operating income of $4.1 billion and earnings per share of $1.90.
•	For the full year 2002, BCE reported revenue of $19.2 billion, EBITDA of $7.36 billion, operating income of $3.4 billion and earnings per share of $2.66.
•
Earnings per share in 2002 included a gain related to the sale of the directories business, partially offset by impairment and restructuring charges. Excluding these one-time events, EPS for the full year 2003 increased by 16%.

Revenues

•	Total revenue for the quarter was $4.91 billion compared to $5.05 billion last year. Revenues from continuing businesses decreased by $44 million or 0.9%.
•

The overall decrease in revenues for the quarter was mainly due to lower revenues from Bell’s Enterprise and Wholesale businesses. To increase profitability, the company made deliberate decisions to exit certain business lines, as described earlier. Business revenues were also affected by a continued weakness in demand, stronger competition and regulatory pressures.

•	Bell’s Consumer segment had strong revenue growth this quarter as a result of higher Wireless, DSL High-Speed Internet and Satellite T.V. services revenues.
•	Bell Globemedia revenues in the fourth quarter were relatively flat. Strong television advertising revenues were offset by lower demand for print advertising.
•	Fourth quarter revenues from CGI continued to increase, due mainly to its acquisition of Cognicase.

EBITDA and Operating Income

•	Total EBITDA for the quarter was $1.85 billion, a 2.6% increase compared to $1.81 billion last year.
•
EBITDA from continuing businesses grew by 6.1% or $106 million largely as a result of the improved profitability at Consumer, productivity gains, and cost control initiatives. As a percentage of revenues, EBITDA was at 37.8% in the fourth quarter of 2003 compared to 35.8% for the same period last year.

•	Operating income for the fourth quarter increased by 50% compared to the previous year to reach $971 million.

EPS

•
Earnings per share in the fourth quarter of 2003 were $0.41 (total earnings applicable to common shares of $386 million), compared to $1.88 per common share (total earnings applicable to common shares of $1.7 billion) last year.

•

Earnings per share in the fourth quarter of 2002 included net gains of $1.4 billion or $1.49 per share mainly related to the gain on sale of the directories business, partially offset by impairment and restructuring charges. Excluding these one-time events, EPS in the quarter increased by 7.7%.

Capital Efficiency/Cash Flow

•
BCE’s full year 2003 capital expenditures as a percentage of revenues (CAPEX intensity) were 16.7%, down from the 19.4% reported last year. For the quarter, CAPEX intensity was at 22.1%, compared to 21.1% for the same period last year.

•
Free cash flow (after dividend payments, capital expenditures and other investing activities) of $192 million for the fourth quarter of 2003 improved significantly from the negative $360 million reported for the same period last year. This resulted mainly from increased cash from operations and reduced dividends paid by Bell Canada (due to it no longer paying dividends to SBC Communications Inc. following BCE’s 2002 purchase of SBC’s 20% interest in Bell Canada).

•	For the fourth quarter, cash from operating activities of $1.6 billion increased by $472 million compared to last year due to improved working capital and operating cash generation.
•

BCE’s net debt to capitalization ratio improved from 48.4% at December 31, 2002 to 43.8% at December 31, 2003, reflecting management’s success in driving free cash flow generation and reducing overall net debt levels by $1.95 billion.

Discontinued Operations

During the fourth quarter of 2003, Aliant completed the sale of Stratos Global and classified this investment as a discontinued operation. BCE Emergis also began to present its U.S. E-Health unit as a discontinued operation, due to the impending sale of this unit. BCE’s financial presentation has been adjusted to reflect Aliant’s and BCE Emergis’ treatment of their respective investments.

Outlook

BCE confirmed its annual full year 2004 financial guidance of:

•	revenue growth comparable to 2003 growth
•	mid-to-high single-digit growth in earnings per share (before net investment gains/losses, impairment or restructuring charges)
•	free cash flow(3) of approximately $1 billion, mainly from recurring sources, and
•	Bell Canada capital intensity of 17% to 18%.

RESULTS BY BUSINESS GROUP (unaudited)

BCE operated under four segments as at December 31, 2003: Bell Canada, Bell Globemedia, BCE Emergis and BCE Ventures (which consists of BCE’s other investments). Refer to BCE’s Fourth Quarter Shareholder Report for a more detailed description of BCE’s segments and their results.

	(Cdn$ millions, except per share amounts)

	Fourth Quarter		Twelve months
For the period ended December 31	2003	2002	2003	2002

Revenue
Bell Canada	4,281	4,450	16,698	17,102
Bell Globemedia	375	379	1,363	1,290
BCE Emergis	77	86	316	346
BCE Ventures	316	282	1,218	1,064
Corporate and other, including inter-
segment eliminations	(139)	(152)	(539)	(616)

Total revenue	4,910	5,045	19,056	19,186

EBITDA(1)
Bell Canada	1,731	1,690	7,001	7,079
Bell Globemedia	83	72	233	180
BCE Emergis	6	10	15	(29)
BCE Ventures	91	71	347	287
Corporate and other, including inter-
segment eliminations	(57)	(36)	(170)	(162)

Total EBITDA	1,854	1,807	7,426	7,355

Net earnings (loss)
Bell Canada	493	1,360	1,773	2,334
Bell Globemedia	39	(493)	51	(492)
BCE Emergis	(27)	2	(26)	(93)
BCE Ventures	28	31	135	129
Corporate and other, including inter-
segment eliminations	(75)	(107)	(88)	(100)

Earnings from continuing operations	458	793	1,845	1,778

Discontinued operations	(58)	919	(30)	629
Dividends on preferred shares	(14)	(16)	(64)	(59)
Premium on redemption of preferred shares	–	–	(7)	(6)

Net earnings applicable to common
shares	386	1,696	1,744	2,342

Net earnings per common share	0.41	1.88	1.90	2.66

FOURTH QUARTER REVIEW (Q4 2003 vs. Q4 2002, unless otherwise indicated)

BELL CANADA
The Bell Canada segment includes Bell Canada, Aliant, Bell ExpressVu (at 100%) and Bell Canada's interests in other Canadian telcos.

	(Cdn$ millions)

	Fourth quarter		Twelve months
For the period ended December 31	2003	2002	2003	2002

Bell Canada Revenue
Local and access	1,563	1,564	6,105	6,129
Long distance	602	635	2,487	2,579
Wireless	674	581	2,526	2,203
Data	972	1,024	3,791	3,770
DTH Satellite T.V. Services	201	176	761	638
Terminal sales & other	269	379	1,028	1,282
Directory advertising	-	91	-	501

Total Bell Canada revenue	4,281	4,450	16,698	17,102

•
Revenues from continuing businesses decreased by $78 million or 1.8%. The Consumer segment posted strong growth in its key drivers. Overall Bell Canada revenues were, however, affected by the lower revenues in the Enterprise and Wholesale businesses.

Local and Access/Long Distance

•	Residential and business local access lines declined by 0.8% and primarily reflected losses to competition.
•	Despite the decrease in local access lines, local and access revenues remained relatively stable due to higher SmartTouch and WireCare/PhoneCare maintenance plans revenues.
•	Long distance revenues decreased by 5.2% due mainly to competitive pressures.

Wireless

•	Wireless revenues were up 16% due to strong growth in cellular and PCS subscribers across the country and higher average revenues per unit (ARPU).
•	The 6.4% or $3 increase in ARPU to $50 reflected higher demand for value-added services, such as Message Centre and Call Display,

wireless long distance and data services. Higher post-paid subscribers as a percentage of the total base also contributed to the improved revenues.
•	The more profitable wireless postpaid net additions were at 156,000 or 83% of the total net activations in the quarter, bringing the total postpaid customers to 3,353,000 as at December 31.
•	Including paging subscribers, Bell’s total wireless base was at 4,936,000 at year-end.
•	Total postpaid wireless churn was at 1.2%, down from 1.4% last year, and continued to reflect our priority on customer service.
•	Wireless EBITDA increased by 52% to reach $229 million, reflecting the higher revenues and lower costs resulting from lower levels of gross activations.

Data

•	Consumer data revenues increased by 17% due to continued high demand for consumer Sympatico ISP services.
•	High-speed and dial-up Internet subscribers reached 2,351,000 as at December 31.
•
Retail business data revenue decreased by 8.5%. This reflected a more disciplined approach in acquiring customers to increase margins, as described earlier, continued market softness and competitive and regulatory pressures.

•	Wholesale data revenues decreased by 9.4% and reflected the continued softness in underlying demand from wholesale customers and the effects of regulatory decisions.

DTH (Direct to Home) Satellite T.V. Services

•	A 6.4% increase in the subscriber base and higher pricing contributed to a 14% improvement in revenues.
•	Net additions totalled 35,000 for the quarter, down from the 83,000 achieved in the fourth quarter of 2002. The decrease resulted mainly from a general slowdown in the digital T.V. market.

EBITDA and CAPEX

•	EBITDA at Bell Canada was $1.7 billion, up 2.4% from the same period last year.
•	Bell Canada’s EBITDA from continuing businesses increased by $100 million or 6.1% due mainly to improved profitability at Consumer, productivity gains and cost containment efforts.
•
Bell’s CAPEX intensity for the full year 2003 improved from the 19.8% reported in the previous year to 17.3%. Bell’s quarter-end CAPEX intensity was 23.1%, compared to 21.9% in the fourth quarter of 2002.

BELL GLOBEMEDIA
Bell Globemedia includes CTV and The Globe and Mail.

	(Cdn$ millions)

	Fourth quarter		Twelve months
For the period ended December 31	2003	2002	2003	2002

Bell Globemedia Revenue
Advertising	283	284	978	913
Subscriber	69	72	291	287
Production and Sundry	23	23	94	90

Total Bell Globemedia revenue	375	379	1,363	1,290

•	Total revenue slightly decreased by 1.1%.
•	Television advertising revenues improved by 8%, the result of higher ratings at CTV attracting a greater share of the television advertising market.
•	CTV had 13 of the top 20 most watched shows of the current broadcast season.
•	Print advertising revenues declined by 11% compared to last year. Demand weakened in the national and classified print advertising markets.
•	EBITDA increased by 15% to reach $83 million, reflecting management’s continued cost control efforts.

BCE EMERGIS

	(Cdn$ millions)

	Fourth quarter		Twelve months
For the period ended December 31	2003	2002	2003	2002

BCE Emergis Revenue
eFinance Solutions	60	68	249	264
eHealth Solutions	17	18	67	82

Total BCE Emergis revenue	77	86	316	346

•	Revenue decreased by 10.5% and continued to be negatively affected by lower non-core revenues, particularly from decreased Bell Canada inter-company revenues.
•	EBITDA of $6 million decreased by $4 million. The lower revenues and higher stock option expense contributed to the decrease.

BCE VENTURES
BCE Ventures includes the activities of CGI, Telesat and other investments.

	(Cdn$ millions)

	Fourth quarter		Twelve months
For the period ended December 31	2003	2002	2003	2002

BCE Ventures Revenue
CGI	211	185	849	709
Telesat	99	95	345	327
Other	6	2	24	28

Total BCE Ventures revenue	316	282	1,218	1,064

•	BCE Ventures’ revenue increased by 12% and was driven by a 14% increase in revenues from CGI, due mainly to its January 2003 acquisition of Cognicase Inc., as well as increased revenues at Telesat.
•	EBITDA was $91 million compared with $71 million last year, largely due to CGI’s acquisition of Cognicase and improved EBITDA at Telesat.

BELL CANADA STATUTORY RESULTS
Bell Canada “statutory” includes Bell Canada, and Bell Canada’s interests in Aliant, Bell ExpressVu (at 52%), and other Canadian telcos.

Bell Canada’s reported statutory revenue was $4.3 billion in the fourth quarter of 2003, up 12% due to the consolidation of Aliant and Bell ExpressVu effective January 1, 2003. Net earnings applicable to common shares were $670 million in the fourth quarter of 2003, compared to $1.4 billion for the same period last year. The decrease in net income was largely a result of the gain on sale of the directories business in November 2002.

ABOUT BCE

BCE is Canada’s largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE’s media interests are held by Bell Globemedia, including CTV and The Globe and Mail. As well, BCE has e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

BCE 2003 Fourth Quarter Financial Information:

BCE’s 2003 Fourth Quarter Shareholder Report (which contains BCE’s 2003 fourth quarter MD&A and unaudited consolidated financial statements) and other relevant financial materials are available at www.bce.ca/en/investors, under “Investor Briefcase”. BCE’s 2003 Fourth Quarter Shareholder Report is also available on the Website maintained by the Canadian securities regulators at www.sedar.com. It is also available upon request from BCE’s Investor Relations Department (e-mail: investor.relations@bce.ca, tel.:1 800 339-6353; fax: (514) 786-3970). BCE’s 2003 Fourth Quarter Shareholder Report will be sent to BCE’s shareholders who have requested to receive it on or about February 9, 2004.

Call with Financial Analysts:

BCE will hold a teleconference / Webcast (audio only) for financial analysts to discuss its fourth quarter results on Wednesday, February 4, 2004 at 8:00 AM (Eastern). The media is welcome to participate on a listen only basis. Michael Sabia, President and Chief Executive Officer, and Siim Vanaselja, Chief Financial Officer, will be present for the teleconference.

Interested participants are asked to dial (416) 406-6419 between 7:50 AM and 7:58 AM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

Call with the Media:

BCE will hold a teleconference / Webcast (audio only) for media to discuss its fourth quarter results on Wednesday, February 4, 2004 at 1:00 PM (Eastern). Michael Sabia will be present for this teleconference. Interested participants are asked to dial 1 888 575-8232 between 12:50 PM and 12:58 PM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, the statements appearing under the “Outlook” section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forwardlooking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

Other factors that could cause results or events to differ materially from current expectations include, among other things: the ability of our plans and strategies to produce the expected benefits and growth prospects including targets for revenue, EBITDA, operating income and earnings per share; general economic and market conditions and the level of consumer confidence and spending; the intensity of competitive activity from both traditional and new competitors, including crossplatform competition, which is anticipated to intensify following the introduction of new technologies such as Voice over Internet Protocol (VoIP), and its resulting impact on the ability to retain existing, and attract new, customers, and on pricing strategies and financial results; the ability to anticipate, and respond to, changes in technology and industry standards and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof; the impact on our financial results of the proposed migration of our multiple service-specific networks to a single IP-based network; the impact of adverse changes in laws or regulations, including tax laws, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively with current and new competitors; the ability to manage costs, generate productivity improvements and contain capital intensity while maintaining quality of service; the availability and cost of capital required to implement our financing plans and fund capital and other expenditures; our ability to retain major customers; our ability to make strategic acquisitions resulting in sustainable growth; the risk of low returns on pension plan assets; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services; stock market volatility; the availability of, and ability to retain, key personnel; the ability to manage effectively labour relations; and the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to BCE Inc.‘s 2003 Fourth Quarter Shareholder Report dated February 3, 2004 filed by BCE Inc. with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent our expectations as of February 4, 2004 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update any forward-looking statements, whether as a result of new information or otherwise.

For further information:

Nick Kaminaris	Sophie Argiriou
Communications	Investor Relations
(514) 786-3908	(514) 786-8145
Web Site: www.bce.ca

(1)
The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (cost) credit and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period. We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans (cost) credit and restructuring and other charges. We exclude amortization expense and net benefit plans (cost) credit because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature. EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement that is commonly used in the telecommunications industry. EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of EBITDA to operating income on a consolidated and segmented basis:

	Bell Canada Segment	Bell Globe- media	BCE Emergis	BCE Ventures	Corporate and other	BCE Consoli- dated

Q4 2003

EBITDA	1,731	83	6	91	(57)	1,854
Amortization expense	(742)	(14)	(10)	(34)	14	(786)
Net benefit plans (cost) credit	(46)	(3)	-	-	3	(46)
Restructuring and other charges	(13)	-	(38)	-	-	(51)

Operating income (loss)	930	66	(42)	57	(40)	971

Q4 2002

EBITDA	1,690	72	10	71	(36)	1,807
Amortization expense	(734)	(16)	(12)	(28)	17	(773)
Net benefit plans (cost) credit	9	-	-	-	(1)	8
Restructuring and other charges	(302)	-	-	-	(93)	(395)

Operating income (loss)	663	56	(2)	43	(113)	647

	Bell	Bell			Corpo-	BCE
	Canada	Globe-	BCE	BCE	rate and	Consoli-
	Segment	media	Emergis	Ventures	other	dated

FY 2003

EBITDA	7,001	233	15	347	(170)	7,426
Amortization expense	(2,970)	(60)	(46)	(126)	55	(3,147)
Net benefit plans (cost) credit	(181)	(6)	-	-	12	(175)
Restructuring and other charges	(14)	-	(38)	-	-	(52)

Operating income (loss)	3,836	167	(69)	221	(103)	4,052

FY 2002

EBITDA	7,079	180	(29)	287	(162)	7,355
Amortization expense	(2,894)	(67)	(58)	(121)	58	(3,082)
Net benefit plans (cost) credit	38	(3)	-	-	(2)	33
Restructuring and other charges	(675)	-	(119)	-	(93)	(887)

Operating income (loss)	3,548	110	(206)	166	(199)	3,419

(2)	Earnings per share in 2002 included a gain related to the sale of the directories business, partially offset by impairment and restructuring charges.

(3)
The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as cash from operating activities after capital expenditures, total dividends and other investing activities. Free cash flow is presented on a basis that is consistent from period to period. We consider free cash flow as an important indicator of the financial strength and performance of our business as it demonstrates the cash available to repay debt and reinvest in our company. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. The following is a reconciliation of free cash flow to cash from operating activities on a consolidated basis:

(in $ millions)	Q4 2003	Q4 2002	FY 2003	FY 2002

Cash from operating activities	1,610	1,138	6,015	4,378
Capital expenditures	(1,083)	(1,066)	(3,179)	(3,731)
Other investing activities	(7)	(1)	64	13
Preferred dividends and dividends paid
by subsidiaries to non-controlling interest	(69)	(160)	(245)	(511)

Free cash flow from operations, before common dividends	451	(89)	2,655	149
Common dividends	(259)	(271)	(1,029)	(999)

Free cash flow from operations, after common dividends	192	(360)	1,626	(850)

For 2004, we expect to generate approximately $1 billion in free cash flow. This amount reflects expected cash from operating activities of approximately $5.5 billion less capital expenditures, total dividends and other investing activities.

(4)
The term continuing businesses excludes the results of the directories business prior to its sale in late November, 2002, and does not take into account the effects of the May 2002 Price Caps decision for year-to-date basis comparisons.

		February 3, 2004
CONTENTS
		Bell Canada Enterprises 2003 Fourth Quarter Shareholder Report
The Year In Review	2

The Quarter at a Glance	5

MD&A	8

Financial Results
Analysis	10

Financial and
Capital Management	19

Recent Developments
in Legal Proceedings	24

Risks That Could
Affect Our Business	25

Our Accounting
Policies	33

Consolidated Financial
Statements	35

Notes to Consolidated
Financial Statements	38

The Year in Review

Customer Connections

  WIRELESS. Our total cellular and PCS subscriber base grew by 514,000 in 2003, or 13.2%, to 4,412,000.

  HIGH-SPEED INTERNET. Our Digital subscriber line (DSL) high-speed Internet subscriber base grew by 372,000 in 2003, or 34%, to 1,482,000.

  SATELLITE TV. Our direct-to-home television (DTH) service subscriber base grew by 83,000 in 2003, or 6.4%, to 1,387,000.

  NETWORK ACCESS SERVICES (NAS). Our NAS levels declined by 103,000, or 0.8%, to 13.1 million.

Revenues

  Our 2003 revenues were $19,056 million compared to revenues of $19,186 million in 2002. The change in revenues primarily reflects the sale of our directories business in late November 2002. Excluding the revenues from our directories business in 2002 results and the impact of the Price Cap decision in the first five months of 2003, our 2003 operating revenues would have increased by 2.3%.

Operating Income and EBITDA(1)

  Our operating income this year was $4,052 million, or 18.5% higher than 2002 operating income of $3,419 million.
  Our 2003 EBITDA was $7,426 million compared to 2002 EBITDA of $7,355 million. Our EBITDA margin grew by 0.7 percentage points to 39.0%.
  Excluding the EBITDA from our directories business in 2002 results and the impact of the Price Cap decision in the first five months of 2003, our 2003 EBITDA would have increased by 6.3% and our EBITDA margin would have grown by 1.5 percentage points.

Net Earnings/EPS

  Net earnings applicable to common shares this year were $1,744 million, or $1.90 per common share. In 2002, net earnings applicable to common shares were $2,342 million, or $2.66 per common share. Net earnings in 2002 were significantly higher than 2003 mainly due to the gain on the sale of our directories business partly offset by restructuring and impairment charges.
  BCE achieved a Return on Equity (ROE)(2) of 15.1% for the year.

(1)	EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Please see Non-GAAP Financial Measures on page 9 for more details including a reconciliation of EBITDA to operating income.

(2)	ROE (return on common shareholders’ equity) is calculated as net earnings applicable to common shares as a percentage of average common shareholders’ equity.

Capital Expenditures

  For the full year, capital expenditures of $3,179 million were 14.8% below 2002 levels and as a percentage of revenues improved to 16.7% from 19.4% for 2002.

Cash from Operating Activities and Free Cash Flow (3)

  Cash from operating activities this year was $6,015 million, a 37% increase over $4,378 million from last year.
  Free cash flow of $1,626 million this year improved significantly from negative free cash flow of $850 million in 2002, reflecting the increase in cash from operations, tax refunds and lower total dividends, mainly due to Bell Canada no longer paying dividends to SBC Communications Inc. (SBC) following BCE’s repurchase of SBC’s 20% indirect interest in Bell Canada.
  Our free cash flow improvement contributed to a reduction of our net-debt-to-total-capitalization ratio from 48.4% at December 31, 2002 to 43.8% at December 31, 2003.

Executing on our Priorities

Setting the Standard in Internet Protocol (IP)

  The telecommunications industry is currently going through a major transformation as it evolves from multiple service-specific networks to IP-based communications. At BCE’s Business Review Conference in December, we announced our multi-year plan to lead change in the industry and set the standard in the IP world while continuing to deliver on our goals of innovation, simplicity and service, and financial discipline.
  We will also continue to focus on our previously announced Consumer, Small and Medium business and Enterprise customer segment strategies.

Innovation

  Significant progress was made in 2003 in furthering our innovation goals including:
–	Agreement with Microsoft Corporation (Microsoft) on June 16, 2003 to create a co-branded portal and to deliver a unique package of leading edge Microsoft services to customers in the second quarter of 2004
–	Use of Nortel Networks (Nortel) IP Telephony technology and the creation of a joint Bell-Nortel Innovation Center to accelerate the launch of new IP Telephony and multimedia services announced on September 8, 2003
–	Agreement with Microsoft on October 9, 2003, to work together to test and deploy standard and high-definition TV channels, on-demand programming and interactivity over Bell’s broadband network through the use of Microsoft’s new IPTV technology
–	Our October 20, 2003 announcement that we will be using Lucent Technologies’ new high-density DSL remotes in neighbourhoods to expand the Sympatico high-speed Internet footprint; and its IP-based platform to evolve our voice messaging services

(3)	The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures provided by other issuers. Please see Non-GAAP Financial Measures on page 9 for more details and Summary of Cash Flows on page 19 for a reconciliation of free cash flow to cash from operating activities. Free cash flow is calculated as cash from operating activities after total dividends, capital expenditures and other investing activities.

–	Our December 16, 2003 announcement regarding the purchase of Nortel Networks’ optical network technology to accelerate the delivery of IP-based services and the creation of an Optical Innovation Center to accelerate the deployment of new IP-oriented optical solutions
–	Our showcasing of working demonstrations of Hosted IP Telephony and Residential Voice over IP (VoIP) services at BCE’s Business Review Conference on December 17, 2003. Hosted IP Telephony service for Enterprise customers is expected to be commercially available in Q3 2004, while residential VoIP is currently undergoing technical trials
–	More recently, on January 19, 2004, Bell Canada and Cisco Systems Canada (Cisco) announced plans to accelerate the creation, commercialization and delivery of a comprehensive suite of IP services that will enable large and medium-sized business customers to reap the full benefits of an integrated data, voice and video IP-based network. As a result of this alliance, Bell will build on its network capability and align its investments towards a single IP/Multi-Protocol Label System (MPLS) service delivery network with a national footprint.

Simplicity and Service

  We made significant progress in simplifying the customer experience in 2003. Initiatives such as our interactive voice-response system “Emily”, specialized call center “Move Queues”, the introduction of One-Bill, and reduced provisioning intervals for business high-speed Internet service have improved customer service. In addition, the launch of new services like Single Number Reach and Business Back-Up have made life simpler for customers.

  On September 25, 2003, Bell Canada launched The Bell Bundle which combines wireless, Internet and satellite television services into one simple offer for customers taking Bell Canada’s long-distance service. Customer response to The Bell Bundle since its launch has exceeded expectations with over 70,000 sales by December 31, 2003.

The Quarter at a Glance

Customer Connections

  WIRELESS. We grew our wireless subscriber base by 189,000 customers this quarter, with more profitable post-paid rate plan additions accounting for 83% of the additions. Blended churn of 1.4% per month for the fourth quarter represented a year-over-year improvement of 0.3 percentage points, while remaining stable compared to the previous quarter. Our post-paid churn of 1.2% improved by 0.2 percentage points from 1.4% in Q4 2002.

  HIGH-SPEED INTERNET. Our DSL high-speed Internet business added 91,000 subscribers this quarter. Subscriptions to Sympatico value-added services increased by 68,000 to reach a total of 287,000 at the end of 2003.

  SATELLITE TV. Our DTH subscriber base increased by 35,000 customers this quarter compared to 83,000 net additions in Q4 2002, reflecting a combination of slower growth in the digital television market generally compared to last year, the impact of price increases introduced earlier this year and the continuing implementation of anti-piracy initiatives.

  NETWORK ACCESS SERVICES (NAS). Our NAS in service declined by 37,000 this quarter, primarily reflecting losses to competition and substitution effects from both wireless and high-speed Internet services.

Revenues

  Our revenues for the fourth quarter of 2003 were $4,910 million, compared to 2002 revenues of $5,045 million mainly reflecting the sale of our directories business in late November 2002. Excluding the revenues from our directories business in 2002 results in order to compare the underlying performance of our continuing businesses, our fourth quarter 2003 revenues would have decreased by 0.9%, or $44 million.
  The decrease of $44 million in revenues from our continuing businesses was driven by lower revenues from Bell Canada partially offset by a 14.1% increase in revenues from CGI. Bell Canada’s revenues from its continuing businesses this quarter were 1.8% lower than Q4 of 2002 as a result of continuing market softness and competitive pressure in the Enterprise and Wholesale business units, as well as a more disciplined focus on yielding higher margins. In particular, the Enterprise unit consciously curtailed the volume of Gateways cabling contracts by not pursuing new contracts with minimal margins and exited the electrical cabling business, resulting in a 46% decline in Q4 revenues for that line of business. In addition, the Wholesale unit also intentionally exited certain contracts for international switched minutes that had minimal margins, resulting in a 34% decline in Q4 revenues for that service. This led to lower long distance, data, and terminal sales and other revenues in these units but an improvement in margins. Lower revenues in our Enterprise and Wholesale units more than offset Consumer unit revenue growth of 16.0% in wireless services, 14.2% in direct-to-home television services, and 17% in Internet access services over Q4 2002.

Operating Income and EBITDA

  Our operating income this quarter was $971 million, reflecting growth of $324 million, or 50%, over the same period last year. Operating income was higher due to lower restructuring and other charges and higher EBITDA, partly offset by higher amortization expense and the shift from a net benefits plan credit to a cost.
  Our EBITDA for the fourth quarter of 2003 was $1,854 million compared to Q4 2002 EBITDA of $1,807 million. Our EBITDA margin grew by 2.0 percentage points to 37.8% reflecting higher levels of wireless and DTH revenues, a continued focus on productivity, lower acquisition costs related to lower levels of gross additions, and a greater emphasis on more profitable contracts within the Enterprise and Wholesale business units, partly offset by the loss of EBITDA from the directories business.
  Excluding the EBITDA from our directories business in 2002 results in order to measure the growth of our continuing businesses, our fourth quarter 2003 EBITDA would have increased by 6.1% and our EBITDA margin would have increased by 2.5 percentage points.
  We continue to make progress in simplifying our business through the roll-out of productivity initiatives such as our interactive voice-response system “Emily” and specialized call center “Move Queues”. These initiatives contribute to our productivity gains by helping reduce costs while improving customer service.

Net Earnings/EPS

  Net earnings applicable to common shares for Q4 2003 were $386 million, or $0.41 per common share, compared to net earnings of $1,696 million or $1.88 per common share for the same quarter last year reflecting a decline of $1,310 million or $1.47 per common share.
  This decline reflects net gains of $1,363 million or $1.49 per share recognized in the fourth quarter of 2002. These included:
  – a net gain of $1,826 million from the sale of the directories business
  – $505 million of tax benefits and adjustments arising from the sale of Teleglobe.

  These were partly offset by:
  – after-tax restructuring and other charges of $251 million primarily from Bell’s streamlining program
  – a $527 million goodwill impairment charge relating to Bell Globemedia and Aliant’s investment in Xwave
  – a $190 million writedown of various venture and portfolio investments.
  The fourth quarter of 2003 includes $19 million of net losses, or $0.01 per share, relating to restructuring and other charges of $30 million, partially offset by $11 million of net gains on investments.
  An earnings improvement of $72 million or $0.03 per share this quarter was driven by operating performance. Even though revenues declined compared to last year, our intensified focus on acquiring more profitable customers and our ongoing productivity efficiencies translated to higher margins.

Capital Expenditures

  Capital expenditures of $1,083 million in the fourth quarter totalled 22.1% of revenues, up from 21.1% in Q4 of last year, reflecting the traditionally higher capital spending that occurs in the fourth quarter.

  The Bell Canada Segment accounted for $991 million of the total in Q4 2003, of which approximately 50% relates to growth sectors and productivity initiatives, including wireless, IP/broadband, DSL and billing modernization.

Cash from Operating Activities and Free Cash Flow

  Cash from operating activities for Q4 2003 of $1,610 million increased $472 million compared to the same period last year reflecting the positive effects of changes in working capital and cash tax savings.
  Free cash flow of $192 million for the fourth quarter of 2003 improved significantly from negative free cash flow of $360 million in Q4 2002, reflecting:
  – the $472 million increase in cash from operations
  – lower total dividends of $103 million mainly due to Bell Canada no longer paying dividends to SBC.
  Before the payment of common dividends, our free cash flow of $451 million compared favourably to the negative free cash flow of $89 million in the same period last year.
  Our free cash flow improvement contributed to a reduction of our net debt to total capitalization ratio from 44.9% at September 30, 2003 to 43.8% at December 31, 2003.

Detailed Discussion of Results

Please refer to the MD&A starting on page 8 of this report for a more detailed discussion and analysis of the financial condition and the results of operations of BCE for the three months and twelve months ended December 31, 2003 and a description of the risks that could affect our business.

Management’s Discussion and Analysis

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries, joint ventures and investments in significantly influenced companies. Bell Canada, Aliant Inc. (Aliant), Bell ExpressVu Limited Partnership (Bell ExpressVu) and their subsidiaries and investments in significantly influenced companies are referred to as the Bell Canada Segment.

     This MD&A comments on BCE’s operations, performance and financial condition for the three months (Q4) and twelve months (full year or FY) ended December 31, 2003 and 2002. Please refer to the unaudited consolidated financial statements starting on page 35 when reading the MD&A. Additional information relating to BCE, including our Annual Information Form for the year ended December 31, 2002, can be found on our website at www.bce.ca and on SEDAR at www.sedar.com.

All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

SEGMENTED INFORMATION

We operate under four segments, Bell Canada, Bell Globemedia, BCE Emergis and BCE Ventures. Our segments are organized by products and services, and reflect how we classify our operations for planning and measuring performance. In addition to discussing our consolidated financial results in this MD&A, we also discuss the operating results of each of those segments. We believe this provides the reader with a more structured and balanced discussion of the results through the eyes of management. Please see note 2 to the consolidated financial statements for more details.

BUSINESS DISPOSITIONS

In the last two years, we disposed of or approved formal plans for the disposal of a number of our businesses. These included:

  Teleglobe Inc. (Teleglobe), which was sold on December 31, 2002
  Bell Canada International Inc. (BCI), which will be liquidated once all of its assets have been disposed of and all claims against it have been determined
  Bell Canada’s directories business, which was sold in November 2002
  Aliant’s emerging business segment, the assets of which were sold in 2003
  Aliant’s remote communications segment, which consisted of Aliant’s investment in Stratos Global Corporation (Stratos). Stratos was sold in December 2003
  BCE Emergis’ U.S. Health Operations (US Health), most of which are expected to be sold in March 2004.

     All of these business dispositions have been treated as discontinued operations, except for the sale of the directories business.

     Treating business dispositions as discontinued operations means that we restated the financial results of all previous years to exclude the results of these businesses. They have been presented separately in the consolidated financial statements and discussed separately in the MD&A.

     Since the sale of our directories business in November 2002 was not treated as a discontinued operation, our financial results before that date were not restated to exclude those of that business. In some instances in this MD&A, we presented a comparison of our actual reported results (which include the results of our directories business until November 2002) as well as a comparison excluding the results of that business. This was done to help the reader in assessing the performance of our continuing businesses (which exclude the directories business).

     Please see the Financial results analysis section of this MD&A for more details on the impact these business dispositions had on our results of operations, financial condition and cash flows.

CRTC PRICE CAP DECISION

In May 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) issued a decision (Price Cap decision) which mandated price reductions to various services and led to lower revenues in the first five months of 2003 compared to the corresponding period in 2002. In some instances in this MD&A, we presented a comparison of our actual reported results, which include the impact of the Price Cap decision on our results in the first five months of 2003, as well as a comparison excluding such impact. This was done to help the reader in assessing our performance without the impact of the Price Cap decision.

ABOUT FORWARD-LOOKING STATEMENTS

A statement we make is forward looking when it uses what we know today to make a statement about the future.

     Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, seek, strive, target and will.

     This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations and businesses.

     These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions.

          It is important to know that:

  forward-looking statements in this quarterly shareholder report describe our expectations on February 3, 2004 our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, asset write-downs, monetizations, mergers, acquisitions or other business combinations or transactions, or other charges we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this MD&A and, in particular, in Risks that could affect our business starting on page 25.

Non-GAAP Financial Measures

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (cost) credit and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period.

     We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans (cost) credit and restructuring and other charges. We exclude amortization expense and net benefit plans (cost) credit because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.

     EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts in measuring a company’s ability to service debt and to meet other payment obligations or as the basis for a valuation measurement that is commonly used in the telecommunications industry.

     EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of EBITDA to operating income on a consolidated and segmented basis:

		Bell			Corpo-	BCE
	Bell	Globe-	BCE	BCE	rate and	Consoli-
(in $ millions)	Canada	media	Emergis	Ventures	other	dated

Q4 2003
EBITDA	1,731	83	6	91	(57)	1,854
Amortization expense	(742)	(14)	(10)	(34)	14	(786)
Net benefit plans (cost)
credit	(46)	(3)	–	–	3	(46)
Restructuring and
other charges	(13)	–	(38)	–	–	(51)

Operating income (loss)	930	66	(42)	57	(40)	971

Q4 2002
EBITDA	1,690	72	10	71	(36)	1,807
Amortization expense	(734)	(16)	(12)	(28)	17	(773)
Net benefit plans (cost)
credit	9	–	–	–	(1)	8
Restructuring and
other charges	(302)	–	–	–	(93)	(395)

Operating income (loss)	663	56	(2)	43	(113)	647

		Bell			Corpo-	BCE
	Bell	Globe-	BCE	BCE	rate and	Consoli-
(in $ millions)	Canada	media	Emergis	Ventures	other	dated

FY 2003
EBITDA	7,001	233	15	347	(170)	7,426
Amortization expense	(2,970)	(60)	(46)	(126)	55	(3,147)
Net benefit plans (cost)
credit	(181)	(6)	–	–	12	(175)
Restructuring and
other charges	(14)	–	(38)	–	–	(52)

Operating income (loss)	3,836	167	(69)	221	(103)	4,052

FY 2002
EBITDA	7,079	180	(29)	287	(162)	7,355
Amortization expense	(2,894)	(67)	(58)	(121)	58	(3,082)
Net benefit plans (cost)
credit	38	(3)	–	–	(2)	33
Restructuring and
other charges	(675)	–	(119)	–	(93)	(887)

Operating income (loss)	3,548	110	(206)	166	(199)	3,419

FREE CASH FLOW

The term free cash flow does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We define it as cash from operating activities after capital expenditures, total dividends and other investing activities. Free cash flow is presented on a basis that is consistent from period to period.

     We consider free cash flow as an important indicator of the financial strength and performance of our business as it demonstrates the cash available to repay debt and reinvest in our company. We believe that free cash flow is also used by certain investors and analysts in valuing a business and its underlying assets.

     The most comparable Canadian GAAP financial measure is cash from operating activities. A reconciliation of free cash flow to cash from operating activities on a consolidated basis can be found on page 19 in this MD&A.

Financial Results Analysis

Operating Revenues

(in $ millions)	Q4 2003	Q4 2002	% change	FY 2003	FY 2002	% change

Bell Canada Segment	4,281	4,450	(3.8%)	16,698	17,102	(2.4%)
Bell Globemedia	375	379	(1.1%)	1,363	1,290	5.7%
BCE Emergis	77	86	(10.5%)	316	346	(8.7%)
BCE Ventures	316	282	12.1%	1,218	1,064	14.5%
Corporate and other	(139)	(152)	8.6%	(539)	(616)	12.5%

Total operating revenues	4,910	5,045	(2.7%)	19,056	19,186	(0.7%)

BCE'S REVENUES DECLINED BY 2.7%; EXCLUDING DIRECTORIES BUSINESS REVENUES WOULD DECLINE BY 0.9%

  In the fourth quarter of 2003, our revenues were $4,910 million, a decline of 2.7% compared to the same period last year, reflecting revenue declines at the Bell Canada Segment, Bell Globemedia, and BCE Emergis, partly offset by revenue growth at BCE Ventures. On a full-year basis, our revenues were $19,056 million, a decline of 0.7%, reflecting revenue declines at the Bell Canada Segment and BCE Emergis, partly offset by revenue growth at Bell Globemedia and BCE Ventures. Excluding the results of our directories business in 2002 and the impact of the CRTC Price Cap decision which mandated price reductions to various services and led to lower revenues in the first five months of 2003, BCE’s operating revenues would have declined by 0.9% this quarter and increased by 2.3% on a full-year basis.
  The Bell Canada Segment’s revenues declined by $169 million to $4,281 million this quarter compared to the same period last year. This reflected a decrease of $91 million from the sale of our directories business in November 2002 and a decrease of $78 million from our continuing businesses.
  The decline this quarter is a result of continuing market softness and competitive pressure in the Enterprise and Wholesale business units, as well as a more disciplined focus on signing better quality contracts that yield higher margins. This led to lower long distance, data, and terminal sales and other revenues in these units. Lower revenues in our Enterprise and Wholesale units more than offset growth in our Consumer business, particularly in wireless, high-speed Internet access and DTH services.
  On a full-year basis, the Bell Canada Segment’s revenues declined by $404 million to $16,698 million compared to 2002. This reflects a decrease of $501 million from the sale of our directories business and a decrease of $61 million from the Price Cap decision, partly offset by an increase of $158 million from our continuing businesses. This $158 million increase was driven by our Consumer business with growth in customer connections and revenues from wireless, high-speed Internet access and DTH services offsetting revenue declines in terminal sales and other, long distance, and business and wholesale data.
  Bell Globemedia’s revenues were $375 million in the fourth quarter, or 1.1% lower than the same period in 2002, reflecting continued growth in television advertising which was more than offset by a slow print advertising market. On a full-year basis, Bell Globemedia’s revenues increased 5.7% to $1,363 million reflecting a strong television schedule and an improved television advertising market.
  BCE Emergis had revenue declines of 10.5% this quarter and 8.7% on a full-year basis due mainly to lower revenue from the distribution agreement with Bell Canada for legacy products and from other non-core and exited products.
  BCE Ventures had revenues of $316 million this quarter and $1,218 million on a full-year basis, reflecting increases of 12.1% and 14.5% respectively. In each case, these increases mainly reflect CGI Group Inc.’s (CGI) acquisition of Cognicase Inc. (Cognicase) in January 2003.

Bell Canada Segment

LOCAL AND ACCESS REVENUES ESSENTIALLY FLAT

  Local and access revenues remained essentially unchanged this quarter at $1,563 million when compared to $1,564 million in the fourth quarter of 2002. Modest declines in revenues related to lower network access services (NAS) were offset in part by gains from SmartTouch features and wireline insurance and maintenance plans. In addition, increased demand for interconnection services provided to competing companies also contributed favourably to revenues this quarter.
  On a full-year basis, revenues were $6,105 million, a $24 million decline over the same period last year. This decline was primarily the result of the Price Cap decision.
  The Price Cap decision mandated rate reductions in certain business services and services provided to competitors. This led to a revenue reduction of $25 million in the first five months of the year compared to the same period last year. Excluding the impact of the Price Cap decision in the first five months of 2003, full-year local and access revenues would have been essentially unchanged compared to the previous year.
  NAS in service declined by 103,000 or 0.8% over the fourth quarter of 2002 as a result of continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, losses resulting from competition and business downsizings, and customers substituting wireline with wireless telephone service. Consumer NAS in service declined by 62,000, or 0.7%, while business NAS in service declined by 41,000, 0.9% on a year-over-year basis.

LONG DISTANCE REVENUES DECLINED BY 5.2%

  Long distance revenues were $602 million for the quarter, a 5.2% decline over last year. On a full-year basis, revenues were $2,487 million, a reduction of 3.6% over the previous year. These declines reflected competitive pressures in the business and wholesale long distance markets as well as lower settlement payments. In addition, on a full-year basis, rate reductions of $9 million in the first five months of 2003 related to the Price Cap decision contributed to the overall revenue decline.
  Although consumer pricing improved due to various pricing initiatives introduced over the last year, these were partly offset by a reduction in consumer long distance conversation minutes reflecting competition from non-traditional long distance providers.
  Business and wholesale long distance minutes declined this quarter reflecting competitive pressures as well as a more disciplined focus on signing contracts that yield higher margins. For the full year, business and wholesale long distance minutes grew but pricing decreased reflecting competitive pressures.
  Overall, conversation minutes this quarter declined to 4,685 million, or by 6.3%, compared to Q4 2002. The decline in conversation minutes this quarter was only partly offset by an increase in the average revenue per minute (ARPM) of 1.7%, or $0.002, to $0.122.
  For the full year, the volume of conversation minutes increased by 0.5% but was more than offset by ARPM declines of 1.6% to $0.124 from $0.126 for 2002.

WIRELESS REVENUES GREW 16% WITH STRONG POST-PAID ADDS

Revenue and subscriber growth

  Wireless service revenues of $674 million for the quarter and $2,526 million on a full-year basis increased 16.0% and 14.7% over the same periods last year. These increases were driven by subscriber growth of 13.2% and higher average revenue per unit.
  Net additions of 189,000 for the fourth quarter were lower than the net additions of 215,000 in Q4 2002. This decline reflects our decision to acquire customers earlier in the year and to better balance growth and profitability through a disciplined response to competitor actions. On a full-year basis, net activations were 514,000, up 62,000 over last year. Improving customer satisfaction levels reflect a high quality of service and value in our offers, further contributing to our growth despite continued competitive pressures.
  Our total cellular and PCS subscriber base reached 4,412,000 at the end of the fourth quarter. Including paging subscribers, our total wireless customer base totalled 4,936,000.
  With 83% of net activations for the quarter, and 80% on a full-year basis, coming from post-paid rate plans, we ended the year with 76% of our total cellular and PCS subscriber base consisting of post-paid customers, up from 75% at the end of Q4 2002.

Average revenue per unit (ARPU)

  Total ARPU of $50 for the quarter and $48 on a full-year basis was up by $3 and $1, respectively, compared to the same periods last year, driven by a higher post-paid ARPU and an increase in post-paid subscribers as a percentage of the total base. Increases in revenues from value-added services, such as Message Centre and Call Display, long distance and data services, as well as higher usage, led to a $3 per month increase in post-paid ARPU this quarter, compared to the fourth quarter of last year. Prepaid ARPU of $12 rose by $2 this quarter compared to the same period last year reflecting increased revenues from value-added services and data.

Churn

  Blended churn of 1.4% per month in the fourth quarter and on a full-year basis improved from 1.7% over the same respective periods last year. Post-paid churn improved by 0.2 percentage points to 1.2% compared to the previous quarter, and improved 0.2 percentage points for the full year, reflecting continued strong customer satisfaction.

Wireless data

  Mobile browser hits of 190 million this quarter were up 11.8% from the previous quarter, and 92% higher than Q4 2002. On a full-year basis, mobile browser hits of 653 million increased 67% from the same period last year. Mobile data users grew 8% from the third quarter of 2003 to 2.1 million and 45% from Q4 2002.

STRONG CONSUMER DATA REVENUE GROWTH OUTWEIGHED BY CONTINUED SOFTNESS IN ENTERPRISE AND WHOLESALE MARKETS

Revenue growth

  Data revenues of $972 million in the fourth quarter of this year declined by 5.1% compared to the fourth quarter of last year due mainly to continuing market softness and a strong fourth quarter in 2002, particularly for cabling and terminal sales. On a full-year basis, revenues grew to $3,791 million, a 0.6% increase over last year. On a full-year basis, the Price Cap decision led to a $27 million decline in data revenues related to reductions in the rates charged for both Digital Network Access (DNA) and Competitive Digital Network Access (CDNA) services beginning in June 2002.
  Consumer data revenue grew 17.0% this quarter and 20.7% on a full-year basis reflecting strong growth in our Sympatico subscriber base.
  Business data revenues decreased by 8.5% in the quarter but increased by 0.5% on a full-year basis compared to the same periods last year reflecting continuing market softness, a strong fourth quarter in 2002, particularly for cabling and terminal sales, as well as a more disciplined approach to acquiring customers in order to increase profitability. The Enterprise unit curtailed the volume of Gateways cabling contracts by not pursuing new contracts with minimal margins and exited the electrical cabling business, resulting in a 46% decline in Q4 revenues for that line of business. Business data revenues have also been impacted negatively by price competition, the Price Cap decision and product mix shifts from legacy data services to emerging data services. Legacy service revenue declines were partially offset by growth in high-speed Internet service for small and medium sized customers and by growth in Internet Protocol (IP)/broadband and managed network services, all of which provide customers greater value for money.
  Wholesale data revenues declined by 9.4% this quarter and by 16.2% on a full-year basis as this business remained weak due to price and volume drivers. In addition, full-year results reflect the impact of the Price Cap decision.

Solid high-speed Internet subscriber growth

  The number of high-speed Internet subscribers increased by 91,000 this quarter and by 372,000 on a full-year basis to reach a total subscriber count of 1,482,000. Total dial-up customers amounted to 869,000 at the end of this year compared to 957,000 at the end of 2002.
  Bell Canada added 68,000 new subscriptions of Sympatico value-added services such as Desktop Anti-virus and Desktop Firewall this quarter. On a full-year basis, 203,000 subscriptions were added for an end-of-year total count of 287,000 as at December 31, 2003.
  In order to attract high-speed customers and enhance our customers’ Internet experience, Bell Sympatico continues to develop and offer exclusive on-line content to its high-speed Internet customers. Exclusive content provided during the fourth quarter included the Bell Sympatico Concert Tour series which featured concert webcasts from many of Canada’s top recording artists and “NHL Snapshot” featuring game summaries.
  In Q4 we announced our intention to double the speed of Sympatico High Speed Edition to 3 Megabits per second (Mbps) from 1.5 Mbps. We also announced that we would be increasing the speed for our Ultra customers from 3 Mbps to 4 Mbps.
  The DSL footprint in Ontario and Quebec increased to 80% of homes and business lines passed at the end of Q4 2003, up from 79% in Q3 2003 and from 75% a year ago. In Atlantic Canada, DSL was available to 65% of homes at the end of Q4 2003 compared to 60% a year ago. In 2004, Bell Canada is scheduled to begin deploying new high-density DSL remotes to further expand its DSL footprint.

DTH REVENUES GREW BY 14%

Revenue and subscriber growth

  DTH revenues of $201 million for the fourth quarter and $761 million for the year reflected increases of 14.2% and 19.3%, respectively, compared to the same periods last year. This growth was fuelled by year-over-year increases in the subscriber base and average revenue per subscriber. Bell ExpressVu’s customer base grew 6.4% over Q4 2002 bringing the total customer base to 1,387,000.
  Net additions totalled 35,000 for the quarter and 83,000 for the full year, down from the 83,000 and 235,000 achieved for the respective periods in 2002. This reflects a significant slowdown in the digital television market generally, the price increases implemented earlier this year, and the continuing implementation of anti-piracy initiatives.
  During the fourth quarter, Bell ExpressVu introduced one and two-year contract term commitments to improve customer retention and enhance the quality of our subscriber base. Approximately 90% of the customers added in the fourth quarter committed to one or two-year contracts.

Average revenue per subscriber (ARPS)

  ARPS per month increased by $5 to $48 for the fourth quarter and by $2 to $46 on a full-year basis compared to the same periods last year. These increases reflect the $2.99 system access charge for all customers which became effective April 28, 2003 and the $2 to $3 rate increase on specific programming packages introduced on February 1, 2003, partially offset by lower pay-per-view revenues.

Churn

  Churn of 1.0% per month this quarter and 1.1% per month on a full-year basis was up from 0.9% and 1.0%, respectively, compared to the same periods in 2002, mainly due to the rate increases introduced earlier this year and the new anti-piracy initiatives started in the third quarter of 2003. Churn for the fourth quarter, however, showed a considerable improvement from the 1.4% in the third quarter of this year reflecting proactive initiatives to retain customers.

TERMINAL SALES AND OTHER

  Terminal sales and other revenues were $269 million for the quarter, a 29% decline from the same period last year. On a full-year basis, revenues were $1,028 million, a decline of 19.8% over 2002. These declines reflect primarily the impacts of reductions in wholesale international long distance minutes, lower voice terminal equipment sales and lower third party billing related to network installation. The Wholesale unit intentionally exited certain contracts for international switched minutes that had minimal margins, resulting in a 34% decline in Q4 revenues for that service.

Bell Globemedia

STRONG TV AD REVENUES IN Q4 OFFSET BY SLOWER PRINT ADVERTISING MARKET

  Bell Globemedia revenues for the fourth quarter were $375 million, a 1.1% decrease over the fourth quarter of 2002. The decrease is primarily attributable to a slow print advertising market. For the full year, revenue grew to $1,363 million, a 5.7% increase over last year driven by strong growth in television advertising revenues.
  CTV Inc. (CTV) maintained a strong television schedule with 13 of the 20 most watched shows of the current broadcast season. Television advertising revenues increased by 8% this quarter and by 15% for the full-year compared to the same periods last year, based on the strength of excellent ratings and a solid television advertising market.
  Print advertising declined by 11% this quarter and by 2% on a full-year basis compared to 2002. National and classified advertising markets were off significantly this quarter, particularly in the automotive sector, impacting both the quarter and full-year results.
  The Globe and Mail’s paid weekday circulation continued to be strong, reflecting a 29% lead over the National Post based on an Audit Bureau of Circulation(4) report released in Q4.

BCE Emergis

BCE EMERGIS REVENUES DECLINED BY 10.5%

  BCE Emergis had revenues of $77 million this quarter, a 10.5% decline from Q4 2002. On a full-year basis, revenues were $316 million, or 8.7% below revenues for 2002. In each case, the decline was due mainly to lower revenues from the distribution agreement with Bell Canada for legacy products and from other non-core and exited products.

BCE Ventures

  BCE Ventures’ revenue increased by 12.1% to $316 million for the quarter and by 14.5% to $1,218 million on a full year basis, reflecting primarily CGI’s growth in revenues.
  BCE’s share of CGI’s revenues increased by 14.1% to $211 million for the quarter and by 19.7% to $849 million on a full-year basis mainly driven by its acquisition of Cognicase in January 2003.
  Telesat’s revenues increased by 4.2% this quarter and by 5.5% on a full-year basis mainly reflecting the placement in service of the Nimiq 2 satellite in early 2003.

(4) The Audit Bureau of Circulation is a not-for-profit organization that audits circulation figures.

Operating Income

(in $ millions)	Q4 2003	Q4 2002	% change	FY 2003	FY 2002	% change

Bell Canada Segment	930	663	40.3%	3,836	3,548	8.1%
Bell Globemedia	66	56	17.9%	167	110	51.8%
BCE Emergis	(42)	(2)	n.m.	(69)	(206)	61.7%
BCE Ventures	57	43	32.6%	221	166	33.1%
Corporate and other	(40)	(113)	64.6%	(103)	(199)	48.2%

Operating income	971	647	50.1%	4,052	3,419	18.5%

  Operating income increased $324 million in Q4 2003 and $633 million for the full year, compared to the same periods last year. The increase was mainly from lower restructuring and other charges and higher EBITDA. This was partly offset by higher amortization expense and the shift from a net benefit plans credit to a cost.

EBITDA

(in $ millions)	Q4 2003	Q4 2002	% change	FY 2003	FY 2002	% change

Bell Canada Segment	1,731	1,690	2.4%	7,001	7,079	(1.1%)
Bell Globemedia	83	72	15.3%	233	180	29.4%
BCE Emergis	6	10	(40.0%)	15	(29)	151.7%
BCE Ventures	91	71	28.2%	347	287	20.9%
Corporate and other	(57)	(36)	(58.3%)	(170)	(162)	(4.9%)

Total EBITDA	1,854	1,807	2.6%	7,426	7,355	1.0%

BCE’s EBITDA increased by 2.6%; excluding directories business EBITDA would increase by 6.1%

  BCE’s consolidated EBITDA increased by 2.6% to $1,854 million this quarter. Growth was driven by gains at the Bell Canada Segment, Bell Globemedia and BCE Ventures. Excluding the results of our directories business in 2002, BCE’s EBITDA would have grown by 6.1% this quarter.
  For the full year, BCE’s consolidated EBITDA was $7,426 million, or 1.0% higher than 2002. Growth was driven by gains at Bell Globemedia, BCE Emergis, and BCE Ventures which offset EBITDA decreases at the Bell Canada Segment. The Bell Canada Segment’s EBITDA was lower in 2003 due to the sale of the directories business in November 2002 and the Price Cap decision. Excluding the results of our directories business in 2002 and the impact of the Price Cap decision in the first five months of 2003, BCE’s EBITDA would have grown by 6.3% on a full-year basis.

Bell Canada’s EBITDA increased by 2.4%; excluding directories business would yield a 6.1% increase

  This quarter, the Bell Canada Segment’s EBITDA grew by $41 million, or 2.4%, compared to the same period last year. This reflected growth of $100 million, or 6.1%, in EBITDA from our continuing businesses (excluding the directories business we sold in November 2002), and a decrease of $59 million from the sale of our directories business.
  On a full-year basis, the Bell Canada Segment’s EBITDA declined by $78 million compared to 2002. This reflected growth of $294 million, or 4.3%, in EBITDA from our continuing businesses (excluding the directories business we sold in November 2002), a decrease of $311 million from the sale of our directories business and a decrease of $61 million from the Price Cap decision.
  The increase in EBITDA from our continuing businesses of $100 million for the quarter and $294 million on a full-year basis reflects higher levels of wireless, Internet access and DTH revenues, a continued focus on productivity, lower acquisition costs related to lower levels of gross additions and a greater emphasis on more profitable contracts within the Enterprise and Wholesale business units.
  Our productivity improvement program reduces the cost per unit of various processes and materials required throughout the company. By consistently striving for unit cost reduction, the large volumes inherent in our operations drive significant levels of productivity improvements. The processes and materials used in our operations are generally used to:
  – acquire customers (eg. sales activities, commissions, equipment sold)
  – serve existing customers (eg. help desk support, equipment maintenance and repair, billing)
  – provide back-office support functions (eg. finance, human resources, communications).
       Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Labour disruptions also could result in reduced revenues.
  We achieve unit cost reductions in many ways including:
  – negotiating lower prices from various external providers of equipment, software, supplies and services
  – optimizing operational processes based on current business needs and the latest IS/IT capabilities
  – better utilization of economies of scale.

  Our 2003 program targeted cost savings in many of the same areas addressed in our 2002 program, including call centers, field services, supply chain, and customer provisioning and servicing of new services, such as consumer high-speed Internet service and IP/broadband.
  In addition to taking costs out of the business, our various productivity initiatives are also leading to simplification for our customers. Initiatives like our interactive voice-response system “Emily” and specialized call center “Move Queues”, which provide customers who are moving with a single point of contact for all their Bell services, contribute to our productivity gains while enhancing customer service.

WIRELESS EBITDA INCREASES 52%

  Wireless EBITDA of $229 million for the fourth quarter increased $78 million or 52% from Q4 2002, due to an increase in revenues attributable to a larger customer base and an improvement in ARPU as well as the lower level of gross activations. Full-year EBITDA of $918 million increased $164 million or 22% from the same period last year reflecting higher revenues from higher subscriber gains and post-paid ARPU improvement, partially offset by higher total costs of acquisition (COA) expense as a result of higher customer activations in 2003.
  Our wireless EBITDA margin of 34% for the quarter and 36% on a full-year basis increased from 26% and 34% for the same periods last year. These significant increases reflect the positive impacts of a larger customer base, higher ARPU and our initiatives to manage handset upgrades through a more disciplined response to competitive pressures.
  COA increased by 8.8% to $445 per gross activation in Q4 2003 from $409 per gross activation in the fourth quarter of last year due to competitive pressures and the lower level of gross additions in the quarter compared to last year. COA on a full-year basis was $426 per gross activation, an improvement of 0.7%, or $3 per gross activation, compared to the same period last year, mainly driven by reduced marketing and advertising expenses related to higher levels of gross additions and higher direct channel sales.

BELL EXPRESSVU EBITDA CONTINUES TO IMPROVE

  Bell ExpressVu’s EBITDA loss of $21 million for the fourth quarter and $45 million for the full year reflects significant year-over-year improvement compared to EBITDA losses of $62 million for the fourth quarter and $176 million for the full year 2002. These improvements were driven by decreased subscriber acquisition costs related to lower gross activations, improved ARPS stemming from the rate increases introduced earlier this year and continued cost containment efforts.
  COA per gross activation was $735 this quarter, up from $667 in Q4 2002. This reflects a lower number of gross activations and higher hardware costs as more customers purchased second receivers this quarter, partially offset by the purchasing power impact of a stronger Canadian dollar (as our set-top boxes are purchased in U.S. dollars). On a full-year basis, COA improved by $19 to $671, reflecting the benefit of a stronger Canadian dollar which was partially offset by the higher percentage of customers purchasing second receivers and free installation promotion costs.

Strong EBITDA growth at Bell Globemedia

  EBITDA for the quarter was $83 million, an increase of 15.3% over the fourth quarter of last year. For the full year, EBITDA was $233 million, 29.4% higher than last year. These gains are attributable to increased EBITDA from television operations as a result of an increasing revenue base, as well as cost savings from the restructuring of Bell Globemedia’s interactive operations and continued cost controls in the print operations.

BCE Emergis EBITDA declines

  BCE Emergis contributed EBITDA of $6 million this quarter, down $4 million from the $10 million of EBITDA contributed in Q4 2002, and essentially flat after adjusting for $2 million of stock compensation expense this quarter compared to nil in Q4 2002.
  On a full-year basis, BCE Emergis contributed EBITDA of $15 million, an increase of $44 million from 2002. This includes stock compensation expense of $7 million for 2003 compared to $6 million for 2002 The improvement also reflects continued success in containing costs.

Below EBITDA Income and Expenses

The table below shows a reconciliation of EBITDA to net earnings applicable to common shares for Q4 and FY 2003 and 2002.

(in $ millions)	Q4 2003	Q4 2002	FY 2003	FY 2002

EBITDA	1,854	1,807	7,426	7,355
Amortization expense	(786)	(773)	(3,147)	(3,082)
Net benefit plans (cost) credit	(46)	8	(175)	33
Restructuring and other charges	(51)	(395)	(52)	(887)

Operating income	971	647	4,052	3,419
Other income	136	2,245	213	2,433
Impairment charge	–	(765)	–	(765)
Interest expense	(263)	(341)	(1,093)	(1,124)

Pre-tax earnings from continuing operations	844	1,786	3,172	3,963
Income taxes	(340)	(732)	(1,136)	(1,583)
Non-controlling interest	(46)	(261)	(191)	(602)

Earnings from continuing operations	458	793	1,845	1,778
Discontinued operations	(58)	919	(30)	629

Net earnings	400	1,712	1,815	2,407
Dividends on preferred shares	(14)	(16)	(64)	(59)
Premium on redemption of preferred shares	–	–	(7)	(6)

Net earnings applicable to common shares	386	1,696	1,744	2,342

AMORTIZATION EXPENSE

Amortization expense was higher in the fourth quarter of 2003 and for the full year, compared to the same periods in 2002. The following activities increased our amortization expense:

  the increase in asset base resulting from capital expenditures, the creation of Bell West Inc. (Bell West) in April 2002 and CGI’s acquisition of Cognicase in January 2003 the completion of the purchase price allocation relating to the repurchase of SBC Communications Inc’s (SBC) 20% indirect interest in Bell Canada, which increased our assets (customer relationships) by $603 million the consolidation of $88 million in capital assets of a shared services entity, starting on July 1, 2003. See Note 1 to the consolidated financial statements for more information.

          The following activities decreased our amortization expense:

  the sale of the directories business in November 2002
  the full amortization of Telesat’s Anik E satellites in 2002.

NET BENEFIT PLANS COST

The net benefit plans cost was $46 million in Q4 2003 and $175 million for the full year, compared to a net benefit plans credit of $8 million in Q4 2002 and $33 million for the full year.

     Poor capital market conditions resulted in an actual rate of return on plan assets of negative 6% in 2002. This created an actuarial loss, which contributed to approximately two-thirds of the change from a credit to a cost. The remaining one-third reflects a reduction in our assumption of expected long-term return on plan assets to 7.5% in 2003 from 8.3% in 2002. We made this change based on a review of market trends and our long-term outlook for the investment performance of our pension assets.

     Our main pension plan had a surplus of approximately $600 million on a solvency basis at December 31, 2003. The actual return on our pension plan assets for 2003 was approximately 14.6%.

RESTRUCTURING AND OTHER CHARGES

Streamlining and other charges at BCE Emergis

BCE Emergis recorded a pre-tax charge of $38 million ($21 million after taxes and non-controlling interest) in the fourth quarter of 2003. This charge represented restructuring charges of $22 million and other charges of $16 million.

     The restructuring charges will be incurred to streamline BCE Emergis’ organizational structure. They include employee severance and other employee costs. At December 31, 2003, the unpaid balance of this restructuring provision was $21 million. The restructuring is expected to be complete in 2004.

     Other charges consisted of asset write-downs in BCE Emergis’ remaining businesses.

Restructuring of Xwave Solutions Inc.

Aliant recorded a pre-tax restructuring charge of $15 million ($4 million after taxes and non-controlling interest) in 2003.

     This was a result of a restructuring plan of its subsidiary Xwave Solutions Inc. Costs associated with the restructuring plan included severance and related benefits, technology lease cancellation penalties and real estate rationalization costs.

     At December 31, 2003, the unpaid balance of this restructuring provision was $6 million. The restructuring is expected to be complete in 2004.

Bell Canada charges

In 2003, Bell Canada recorded charges of $65 million relating to various asset write-downs and other provisions. These charges were offset by a credit of $66 million relating to the reversal of previously recorded restructuring charges at Bell Canada that are no longer necessary, due to a lower than anticipated number of employee terminations.

OTHER INCOME

(in $ millions)	Q4 2003	Q4 2002	FY 2003	FY 2002

Net gains on investments	101	2,254	76	2,414
Interest income	22	30	70	65
Foreign currency gains (losses)	1	(1)	31	12
Other	12	(38)	36	(58)

Other income	136	2,245	213	2,433

     In the fourth quarter of 2003, net gains on investments of $101 million were primarily from:

  a $120 million gain from the sale of a 3.66% interest in YPG General Partner Inc. for net cash proceeds of $135 million. Bell Canada’s retained interest in YPG General Partner Inc. is 3.24%
  a $19 million loss from the write-down of our portfolio investments.

     The net gains on investments for the full year in 2002 consisted mainly of:

  a net gain of $2.3 billion on the sale of the directories business in November 2002 a net gain of $222 million on the sale of a 37% interest in each of Telebec Limited Partnership and Northern Telephone Limited Partnership when the Bell Nordiq Income Fund was created in April 2002 gains of $60 million from the reduction in ownership of Aliant’s investment in Stratos and the reorganization of TMI Communications and Company Limited Partnership in May 2002.

     These net gains were partly offset by write-downs of $149 million on our portfolio investments including our investment in Nortel Networks Corporation.

     Interest income declined $8 million in Q4 2003, compared to Q4 2002. This was mainly the result of higher cash balances in Q4 2002 from the funds raised to repurchase SBC’s 20% indirect interest in Bell Canada.

     Interest income was $5 million higher for the full year in 2003, compared to 2002. This reflects higher average cash balances, mainly from the retained cash on hand from the sale of the directories business in November 2002 and the net cash raised in 2003 from operating and financing activities.

     In BCE’s case, foreign currency gains are recognized when the Canadian dollar strengthens compared to the U.S. dollar. Foreign currency losses are recognized when the Canadian dollar weakens against the U.S. dollar. In April 2003, we entered into forward contracts to hedge US$200 million of long-term debt at Bell Canada that had not been hedged previously. This removed the foreign currency risk on the principal amount of that debt, which minimized the effect of foreign exchange in the remainder of the year.

INTEREST EXPENSE

Interest expense declined $78 million in Q4 2003 and $31 million for the full year, compared to the same periods in 2002. This reflected lower average debt levels in 2003 which resulted from the positive free cash flows.

     Also contributing to the decline was the completion of the purchase price allocation relating to the repurchase of SBC’s 20% indirect interest in Bell Canada, which resulted in a premium of $165 million on long-term debt. We are amortizing this premium over the remaining terms of the long-term debt as a reduction to interest expense.

INCOME TAXES

Income taxes declined 54% to $340 million in Q4 2003 and 28.2% to $1,136 million for the full year, compared to the same periods in 2002.

     The declines were mainly from lower pre-tax earnings and the reduction in the statutory income tax rate to 35.4% in 2003 from 37.4% in 2002.

     In December 2003, the Ontario government enacted tax changes that would eliminate the previous reductions in corporate tax rates to 11% and instead increased them to 14% for 2005 and later years. As a result, we recalculated our future income tax balances using the new rates. This resulted in a total adjustment of approximately $33 million to net earnings in Q4 2003, $14 million of which was recorded as an income tax expense and $19 million as non-controlling interest.

     As a result of the sale of most of its U.S. Health operations, BCE Emergis wrote down $18 million of future income tax assets relating to its other U.S. subsidiaries.

NON-CONTROLLING INTEREST

Non-controlling interest decreased in Q4 2003 and for the full year, compared to the same periods in 2002. This decline was due to the repurchase of SBC’s 20% indirect interest in Bell Canada in 2002. This was partly offset by lower earnings at Bell Globemedia in 2002 and higher operating losses at BCE Emergis in 2002.

DISCONTINUED OPERATIONS

(in $ millions)	Q4 2003	Q4 2002	FY 2003	FY 2002

Teleglobe
Operating gains	–	–	–	(76)
Net loss on disposal	39	1,042	39	969
BCI
Net loss on disposal	–	(125)	–	(316)
Aliant’s emerging business segment
Operating losses	–	(1)	(12)	(10)
Net gains on disposal	–	(6)	8	(10)
Aliant’s remote communications segment
Operating gains	5	4	15	19
Net gain on disposal	48	–	48	15
BCE Emergis’ U.S. Health Operations
Operating gains	10	5	32	38
Net loss on disposal	(160)	–	(160)	–

Net gain (loss) from discontinued operations	(58)	919	(30)	629

     See Note 7 to the consolidated financial statements for a description of the discontinued operations.

Teleglobe

We recorded a loss of $73 million in the second quarter of 2002 on the write-down of our interest in Teleglobe to its net realizable value, which we determined to be zero. This loss is in addition to the transitional goodwill impairment charge of $7,516 million to opening retained earnings as of January 1, 2002.

     Effective May 15, 2002, we stopped consolidating Teleglobe’s financial results and started accounting for the investment at cost.

     On December 31, 2002, after obtaining court approval, we sold all of our common and preferred shares in Teleglobe to the court-approved monitor for a nominal amount. The sale triggered approximately $10 billion of capital losses for tax purposes. We recorded a gain of $1,042 million, relating primarily to the tax benefit from:

  reinstating non-capital loss carryforwards that were previously used to offset gains incurred on the transactions related to the disposition of Nortel Networks shares in 2001 applying a portion of the capital losses against the gain on the sale of the directories business in 2002.

     The net earnings of $39 million in Q4 2003 relate mainly to the use of available loss carryforwards which were applied against the taxes payable relating to Bell Canada’s sale of a 3.66% interest in YPG General Partner Inc. and Aliant’s sale of Stratos.

BCI

We recorded a charge of $316 million in 2002, which represented a write-down of the investment in BCI to our estimate of its net realizable value.

Aliant’s emerging business segment

Aliant’s emerging business segment consisted mainly of Aliant’s investments in iMagicTV Inc., Prexar LLC and AMI Offshore Inc.

     Virtually all of the assets of Aliant’s emerging business segment were sold at December 31, 2003.

Aliant’s remote communications segment

Aliant’s remote communications segment consisted of Aliant’s investment in Stratos. In December 2003, Aliant completed the sale of its 53.2% interest in Stratos, after receiving the required regulatory approvals.

     Aliant received $340 million ($320 million net of selling costs) in cash for the sale. The carrying value of Stratos’ net assets was $215 million at the time of sale. Stratos had total assets of $696 million, including $52 million in cash and cash equivalents, and total liabilities of $372 million.

     The transaction resulted in a gain on sale of $105 million ($48 million after taxes and non-controlling interest).

BCE Emergis’ U.S. Health Operations (US Health)

In December 2003, BCE Emergis’ board of directors approved the sale of US Health for a total of U.S.$213 million in cash. The total price is subject to adjustments set out in the purchase agreement. The sale is expected to close in March 2004. The sale of US Health excludes its National Health Services, Inc. subsidiary (NHS) which carries on care management operations in the United States. BCE Emergis intends to dispose of NHS in a separate transaction.

     At December 31, 2003, the carrying value of US Health’s net assets was $247 million. It had total assets of $254 million (including $9 million in cash and cash equivalents) and total liabilities of $7 million.

     The expected loss on the transaction is $87 million ($160 million after non-controlling interest and BCE Inc.’s incremental goodwill in US Health), which was recorded in December 2003.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of BCE’s financial condition, cash flows and liquidity.

Capital Structure

(in $ millions)	Q4 2003	Q4 2002

Cash and cash equivalents	(714)	(263)
Debt due within one year	1,537	1,957
Long-term debt	12,393	13,117
Retractable preferred shares(1)	–	355

Total net debt	13,216	15,166
Non-controlling interest	3,403	3,584
Total shareholders’ equity	13,580	12,615

Total capitalization	30,199	31,365

Net debt to total capitalization	43.8%	48.4%

Common shares outstanding at end of period (in millions)	924.0	915.9

(1)	Following BCE Inc.’s announcement on December 8, 2003 that it would redeem all of its outstanding Series P retractable preferred shares on January 15, 2004 for $351 million, the balance at December 31, 2003 was transferred to debt due within one year.

Our net debt to capitalization ratio was 43.8% at the end of 2003, a significant improvement from 48.4% at the end of 2002. This reflected improvements in net debt and total shareholders’ equity.

Net debt improved $1,950 million, mainly from:

  $1,626 million of free cash flow after paying all dividends and capital expenditures for the full year of 2003
  Bell Canada’s sale of its 89.9% ownership in Certen, resulting in an overall net debt reduction of $135 million cash proceeds on the sale of Aliant’s 53.2% interest in Stratos of $340 million

These were partly offset by:

  the completion of the purchase price allocation relating to the repurchase of SBC’s 20% indirect interest in Bell Canada. This resulted in an increase in long-term debt of $165 million the consolidation of $122 million of debt relating to a newly consolidated shared services entity, effective July 1, 2003.

     Total shareholders’ equity increased $965 million for the full year of 2003. This was primarily a result of $647 million of net earnings in excess of the dividends declared on common and preferred shares for the full year of 2003 and an increase of $389 million in common and preferred shares.

Summary of Cash Flows

The table below is a summary of the flow of cash into and out of BCE for Q4 and the full year for 2003 and 2002.

(in $ millions)	Q4 2003	Q4 2002	FY 2003	FY 2002

Cash from operating activities	1,610	1,138	6,015	4,378
Capital expenditures	(1,083)	(1,066)	(3,179)	(3,731)
Other investing activities	(7)	(1)	64	13
Preferred dividends	(22)	(13)	(61)	(43)
Dividends paid by subsidiaries to
non-controlling interest	(47)	(147)	(184)	(468)

Free cash flow from operations,
before common dividends	451	(89)	2,655	149
Common dividends	(259)	(271)	(1,029)	(999)

Free cash flow from operations,
after common dividends	192	(360)	1,626	(850)
Business acquisitions	(42)	(5,078)	(119)	(6,471)
Business dispositions	–	2,758	55	3,190
Change in investments accounted for under
the cost and equity methods	151	(13)	164	(86)
Net issuance of equity instruments	5	303	172	2,819
Net issuance (repayment) of debt instruments	(1,486)	(192)	(1,824)	1,975
Financing activities of subsidiaries with third parties	(15)	4	22	93
Cash provided by (used in) discontinued operations	342	23	364	(889)
Other	(42)	(9)	(44)	(44)

Net increase (decrease) in cash
and cash equivalents	(895)	(2,564)	416	(263)

CASH FROM OPERATING ACTIVITIES

Cash from operating activities increased 41% or $472 million in Q4 2003, compared to Q4 2002. This was mainly a result of the positive effect of changes in working capital and cash tax savings in 2003. We realized these tax savings through the use of strategies to consolidate tax losses of BCE Inc., BCE Emergis and Bell Canada Holdings Inc. (BCH) with Bell Canada’s current earnings.

     For the full year of 2003, cash from operating activities increased 37% or $1,637 million compared to 2002, which is further explained by cash tax refunds of $440 million received in 2003 and $288 million of taxes paid on capital gains in 2002.

CAPITAL EXPENDITURES

We continue to make investments to expand our networks, to meet customer demand and for replacement purposes. The rigorous programs we have in place to manage capital spending resulted in similar levels of capital expenditures in Q4 2003, compared to Q4 2002, and a reduction of 14.8% for the full year of 2003, compared to last year.

     This resulted in only a slight increase in our capital intensity ratio to 22.1% in Q4 2003 from 21.1% in Q4 2002, and a reduction to 16.7% for the full year from 19.4% in 2002. The slight increase in our capital intensity ratio in Q4 2003 also reflects that our capital spending programs in 2003 were more heavily weighed towards the end of the year. Capital intensity is defined as capital expenditures divided by operating revenues.

     The Bell Canada Segment’s capital intensity ratio increased to 23.1% in Q4 2003 from 21.9% in Q4 2002 but fell to 17.3% for the full year from 19.8% in 2002. The Bell Canada Segment accounted for 92% of our capital expenditures in Q4 2003 and 91% for the full year.

OTHER INVESTING ACTIVITIES

Cash from other investing activities of $64 million for the full year of 2003 included:

  $83 million of proceeds received from the early settlement of dividend rate swaps that hedged dividend payments on $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares
  $68 million of insurance proceeds received by Telesat and Bell ExpressVu relating to a malfunction on the Nimiq 2 satellite.

These were partly offset by $87 million relating mainly to changes in long-term notes receivable and payments by Bell Globemedia relating to CRTC benefits owing on previous business combinations.

DIVIDENDS

We declared a common share dividend of $0.30 per share in Q4 2003. This was the same as the dividend we declared in Q4 2002.

We paid cash dividends on common shares of $259 million in Q4 2003, relatively stable compared to the $271 million paid in Q4 2002. Total dividends paid on common shares increased to $1,029 million for the full year of 2003 from $999 million in the same period in 2002. This was the result of an increase in the average number of common shares outstanding to 920.3 million for the full year of 2003 from 847.9 million in 2002.

     The average number of common shares outstanding for the full year of 2003 increased because BCE Inc. issued equity in 2002 to fund part of the repurchase price of SBC’s 20% indirect interest in Bell Canada.

     We realized a cash benefit of approximately $18 million in Q4 2003 ($73 million for the full year) because we issued treasury shares to fund BCE Inc.’s dividend reinvestment plan, instead of buying shares on the open market. Effective Q1 2004, all shares required to satisfy the dividend reinvestment plan are expected to be bought on the open market, thereby eliminating any further cash benefits associated with issuing treasury shares.

     Dividends paid on preferred shares were $22 million in Q4 2003, up $9 million compared to Q4 2002, and $61 million for the full year, up from $43 million paid in the same period in 2002. In both cases, this was a result of the increase in the number of preferred shares outstanding. It was partly offset by the savings we realized from the dividend rate swap agreements we had in place. These swaps converted the fixed-rate dividends on some of our preferred shares to floating-rate dividends.

     Bell Canada stopped paying a dividend to SBC when BCE Inc. repurchased SBC’s 20% indirect interest in Bell Canada in 2002. As a result, dividends paid by subsidiaries to third parties decreased $100 million to $47 million in Q4 2003 and decreased $284 million to $184 million for the full year, compared to the same periods in 2002.

BUSINESS ACQUISITIONS

We spent $42 million in business acquisitions in Q4 2003, which consisted mainly of Bell Canada’s purchase of an additional 30% interest in Connexim Limited Partnership, bringing its total interest to 100%. Business acquisitions of $77 million in the remainder of the year consisted mainly of our proportionate share of the cash consideration for CGI’s acquisition of Cognicase Inc.

     We spent $6.5 billion in business acquisitions for the full year of 2002, which consisted mainly of the repurchase of SBC’s 20% indirect interest in Bell Canada for $6.3 billion ($1.3 billion in Q3 2002 and $5 billion in Q4 2002).

BUSINESS DISPOSITIONS

We had no business dispositions in Q4 2003. We received $55 million for business dispositions for the full year of 2003, which related to Bell Canada’s sale of its 89.9% ownership interest in Certen. Bell Canada received $89 million in cash proceeds, which was reduced by $34 million of Certen’s cash and cash equivalents at the time of sale.

     We received $2.8 billion for business dispositions in Q4 2002, which consisted of the net proceeds from the sale of our print and electronic directories business. Business dispositions of $432 million in the remainder of the year included Bell Canada’s sale of a 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership to the Bell Nordiq Income Fund, and the sale of an office building in Montreal.

CHANGE IN INVESTMENTS ACCOUNTED FOR UNDER THE COST AND EQUITY METHODS

In Q4 2003, Bell Canada sold a 3.66% interest in YPG General Partner Inc. for net cash proceeds of $135 million. Bell Globemedia also sold its 14.5% interest in Artisan Entertainment Inc. for cash proceeds of $24 million. There were no other significant changes to investments accounted for under the cost and equity methods during the remainder of the year.

     In 2002, Bell Globemedia bought a 40% interest in the TQS network and other television stations for $72 million and sold its 12% interest in the History Channel for $18 million.

EQUITY INSTRUMENTS

We issued and redeemed the following shares in 2003 and 2002:

          In Q1 2003, we:

  issued 20 million Series AC preferred shares for $510 million redeemed 14 million Series U preferred shares for $357 million.

          This included a $7 million premium on redemption.

          In Q4 2002, we:

  issued 9 million common shares to SBC for $250 million. This was part of the financing for the repurchase of SBC’s 20% indirect interest in Bell Canada.

          In Q3 2002, we:

  issued 85 million common shares to the public for $2 billion issued 9 million common shares to SBC for $250 million. This was also part of the financing for the repurchase of SBC’s 20% indirect interest in Bell Canada.

          In Q1 2002, we:

  issued 20 million Series AA preferred shares for $510 million redeemed 12 million Series W preferred shares for $306 million.

          This included a $6 million premium on redemption.

DEBT INSTRUMENTS

We made $1.5 billion of debt repayments (net of issuances) in Q4 2003 and $1.8 billion for the full year of 2003. These were mainly at Bell Canada, Bell Globemedia and BCE Inc. and were financed primarily by free cash flow generated for the full year of $1.6 billion and cash proceeds from the sale of Stratos of $340 million. BCE Inc. used a portion of the cash on hand of $714 million at December 31, 2003 to redeem all of its outstanding Series P retractable preferred shares on January 15, 2004 for $351 million. On January 28, 2004, Bell Canada announced that it will redeem all of its outstanding Series DU debentures on March 1, 2004 for $126 million. These debentures were to mature on March 1, 2011.

     We use a combination of long-term and short-term debt to finance our operations. Our short-term debt consists primarily of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.

     The combined debt of BCE Inc. and Bell Canada makes up 95% of our total debt portfolio. The average annual interest rate on our total debt was between 7.0% and 8.0% in both 2003 and 2002.

CASH RELATING TO DISCONTINUED OPERATIONS

Cash provided by discontinued operations of $342 million in Q4 2003 consisted mainly of cash proceeds of $340 million on Aliant’s sale of its 53.2% interest in Stratos. Cash used in discontinued operations of $889 million for the full year of 2002 consisted mainly of significant cash injections into Teleglobe and BCI during the first quarter of 2002.

CREDIT RATINGS

The interest rates we pay are partly based on the quality of our credit ratings, all of which were investment grade at February 3, 2004. Investment grade ratings usually mean that we qualify for lower interest rates than companies that have lower than investment grade ratings when we borrow money.

     On May 13, 2003, Dominion Bond Rating Service (DBRS) removed the negative trend on BCE Inc.’s long-term debt and preferred share credit ratings. On May 15, 2003, Moody’s removed the negative trend on Bell Canada’s and BCE Inc.’s commercial paper and long-term debt credit ratings.

BCE Inc.

	S&P	DBRS	Moody’s

Commercial paper	A-1 (mid)/stable	R-1 (low)/stable	P-2/stable
Extendable commercial notes	A-1 (mid)/stable	R-1 (low)/stable	–
Long-term debt	A-/stable	A/stable	Baa-1/stable
Preferred shares	P-2/stable	Pfd-2/stable	–

Bell Canada

	S&P	DBRS	Moody’s

Commercial paper	A-1 (mid)/stable	R-1 (mid)/stable	P-2/stable
Extendable commercial notes	A-1 (mid)/stable	R-1 (mid)/stable	–
Long-term debt	A/stable	A (high)/stable	A-3/stable
Preferred shares	P-2 (high)/stable	Pfd-2 (high)/stable	–

Liquidity

Our ability to generate cash in the short term and in the long term, when needed, and to provide for planned growth, depends on our sources of liquidity and on our cash requirements.

     Our plan is to generate enough cash from our operating activities to pay for capital expenditures and dividends. In other words, we expect to have positive free cash flow in the short term and in the long term. We expect to repay contractual obligations (which include maturing long-term debt) maturing in 2004 and in the long term from cash on hand and from cash generated from our operations or financed by issuing new debt.

CASH REQUIREMENTS

In 2004, we will need cash mainly for capital expenditures, dividend payments, the payment of contractual obligations and other cash requirements, including the financing of approximately $645 million for the acquisition of Manitoba Telecom Services Inc.’s (MTS) 40% interest in Bell West.

Capital expenditures

We spent $3.2 billion for capital expenditures for the full year of 2003. This equals 16.7% of our full year revenues. We expect that capital expenditures will equal 17%-18% of total revenues for the full year of 2004.

Dividends

We expect to pay quarterly dividends of approximately $280 million, according to the current dividend policy of the board of directors and assuming no significant change to the number of outstanding common shares. This equals $0.30 per common share, based on approximately 924 million common shares outstanding at December 31, 2003.

Contractual obligations

The table below is a summary of our contractual obligations at December 31, 2003 that are due in each of the next five years and thereafter.

(in $ millions)	2004	2005	2006	2007	2008	Thereafter	Total

Long-term debt (excluding capital leases)	1,390	1,082	957	1,782	1,093	7,089	13,393
Notes payable and bank advances	28	–	–	–	–	–	28
Capital leases	119	86	80	66	59	99	509
Operating leases	404	275	244	220	205	1,525	2,873
Purchase obligations	924	466	363	307	153	270	2,483
Other long-term liabilities	–	97	93	100	63	78	431

Total	2,865	2,006	1,737	2,475	1,573	9,061	19,717

Long-term debt and notes payable and bank advances include $194 million drawn under our committed credit facilities and exclude $361 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $2,841 million.

     The imputed interest to be paid on capital leases is $396 million.

     Purchase obligations consist mainly of contractual obligations under service contracts, as well as commitments for capital expenditures.

     Other long-term liabilities included in the table relate to:

  Bell Canada’s future payments over the remaining life of its contract with Certen for the development of Bell Canada’s billing system. The total amount was $301 million at December 31, 2003
  Bell Globemedia’s remaining obligations relating to CRTC benefits owing on previous business combinations. These and other long-term liabilities totalled $130 million at December 31, 2003.

     At December 31, 2003, we had other long-term liabilities not included in the table above. These liabilities consisted of an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.

     We did not include the accrued employee benefit liability and future income tax liabilities in the table because we cannot accurately determine the timing and amount of cash needed for them. This is because:

  future contributions to the pension plans depend largely on how well they are funded, which varies based on the results of actuarial valuations that are performed periodically, and on the investment performance of the pension fund assets future payments of income taxes depend on the levels of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

     We did not include deferred revenue and gains on assets in the table because they do not represent future cash payments.

OTHER CASH REQUIREMENTS

Our cash requirements may also be affected by the liquidity risks related to our contingencies, off-balance sheet arrangements and derivative instruments. We may not be able to quantify all of these risks.

Agreement with MTS

The agreement between Bell Canada and MTS to create Bell West included put and call options relating to MTS’ 40% interest in Bell West.

     On February 2, 2004, MTS exercised its put option. As a result, Bell Canada will buy MTS’ 40% interest in Bell West for approximately $645 million in cash, payable by August 2, 2004.

     Bell Canada will finance the purchase of MTS’ 40% interest in Bell West with cash on hand, cash raised from operations or through the issuance of new debt.

Guarantees

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 15 to the consolidated financial statements for more information.

Securitization of accounts receivable

Bell Canada and Aliant have agreements in place under which they sold interests in pools of accounts receivable to securitization trusts for a total of $1,030 million. The main purpose of these agreements is to provide us with another, less expensive form of financing. As a result, they are an important part of our capital structure and liquidity. If we did not have these agreements, we would have had to finance approximately $1,030 million by issuing debt or equity, either of which would have been more expensive for us.

     The total accounts receivable that were sold must meet minimum performance targets. These are based on specific delinquency, default and receivable turnover ratio calculations as well as minimum credit ratings. If these accounts receivable go into default, the full purchase price will have to be returned to the buyers. See Note 15 to the consolidated financial statements for more information.

Derivative instruments

We periodically use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. shares. We do not use derivative instruments for speculative purposes. Since we do not actively trade in derivative instruments, we are not exposed to any significant liquidity risks relating to them. The carrying value of the outstanding derivative instruments was a net liability of $138 million at December 31, 2003. Their fair values amounted to a net liability of $163 million. See Note 13 to the consolidated financial statements for more information.

Litigation

We become involved in various claims and litigation as a regular part of our business.

     While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2003, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation. You will find a more detailed description of the material claims and litigation pending at December 31, 2003 in the Recent Developments in Legal Proceedings section of this MD&A, updating the disclosure provided in BCE Inc.’s Annual Information Form for the year ended December 31, 2002 (BCE 2002 AIF) and in BCE Inc.’s previous 2003 quarterly shareholder reports, and in Note 14 to the consolidated financial statements.

Canadian Radio-Television and Telecommunications Commission (CRTC) Price Cap decision

The price cap decision in May 2002 made a number of changes to the rules governing local service in Canada’s telecommunications industry. These rules will be in effect for four years. The CRTC has stated that it will initiate a price cap review in the final year of the regime and make modifications to the regulatory framework, as necessary. One of the changes was a new mechanism, called the deferral account, which will be used to fund initiatives, such as service improvements, reduced rates and/or rebates. We estimated our commitment relating to the deferral account to be approximately $160 million at December 31, 2003, which we expect to clear substantially in 2004 by implementing various initiatives.

SOURCES OF LIQUIDITY

While we do not expect any cash shortfall in the foreseeable future, we believe that we could cover a shortfall through the financing facilities we have in place at this time.

     These financing facilities, along with our strengthening balance sheet, give us flexibility in carrying out our plans for future growth. We can supplement our liquidity sources, if necessary, such as in connection with business acquisitions or for contingency purposes, by issuing additional debt or equity, or selling non-core assets.

     The table below is a summary of our outstanding lines of credit, bank facilities and commercial paper programs at December 31, 2003.

(in $ millions)	Committed	Non-Committed	Total

Commercial paper credit lines	1,323	2,000	3,323
Other credit facilities	1,518	401	1,919

Total	2,841	2,401	5,242

Drawn	555	–	555
Undrawn	2,286	2,401	4,687

     BCE Inc., Bell Canada and Aliant may issue notes under their commercial paper programs up to the amount of their supporting committed lines of credit. The total amount of these supporting committed lines of credit was $1.3 billion at December 31, 2003. BCE Inc., Bell Canada and Aliant had no amounts outstanding under their commercial paper programs at December 31, 2003.

     BCE Inc. and Bell Canada can issue Class E notes under their commercial paper programs. These notes are not supported by committed lines of credit and may be extended in certain circumstances. BCE Inc. may issue up to $360 million of Class E Notes and Bell Canada may issue up to $400 million. Bell Canada and BCE Inc. had no Class E Notes outstanding at December 31, 2003.

     The drawn portion of our total credit facilities includes issued letters of credit of $361 million under our committed facilities.

Recent Developments in Legal Proceedings

This section provides a description of recent material developments in certain of the legal proceedings involving BCE described in the BCE 2002 AIF, as updated in BCE Inc.’s previous 2003 quarterly shareholder reports.

BCI-related lawsuits

BCI common shareholders lawsuit

As indicated in BCE Inc.’s 2003 Third Quarter Shareholder Report, on June 27, 2003, the plaintiff filed an amended statement of claim against BCE Inc. and BCI, again seeking to have the action certified as a class action. On August 31, 2003, another BCI common shareholder filed a statement of claim which was substantially identical to the first shareholder’s amended statement of claim. Following the hearing of motions to dismiss both these actions brought by BCE Inc. and BCI, on January 5, 2004 the Ontario Superior Court of Justice issued an order dismissing both actions on the grounds that the actions abused the process of the Court and disclosed no reasonable cause of action against BCE Inc. or BCI, and ordered that neither plaintiff may amend his statement of claim to bring these suits before the Court again. On February 3, 2004, both plaintiffs filed a notice of appeal of the Court’s decision with the Ontario Court of Appeal. No hearing date has been set for the appeal.

6.50% debentureholders lawsuit

As indicated in BCE Inc.’s 2003 Third Quarter Shareholder Report, on September 9, 2003, the parties to this action entered into an agreement (modified on November 28, 2003) with respect to the procedure to be followed in connection with this action. Pursuant to this agreement, the defendants agreed with the plaintiff, Caisse de dépôt et placement du Québec, after limited examinations of the plaintiff in October 2003 to determine whether this action raises factual or legal issues or defences different from those in the 6.75% debentureholders lawsuit described in the BCE 2002 AIF, that (subject to the approval of the Ontario Superior Court of Justice, in accordance with the BCI plan of arrangement) the prosecution of this action should be stayed pending final adjudication or settlement of the 6.75% debentureholders lawsuit, and that the resolution of the 6.75% debentureholders lawsuit shall form the basis for the final resolution of this action. By order dated December 19, 2003, the agreement was approved by the Ontario Superior Court of Justice and the action was stayed until final disposition of the 6.75% debentureholders lawsuit.

Risks That Could Affect Our Business

The following section describes general risks that could affect the BCE group of companies and specific risks that could affect BCE Inc. and each of our business segments.

     A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE companies. Part of managing our business is to understand what these potential risks could be and working to minimize them where we can.

     Because no one can predict whether an event will happen or its consequences, the actual effect of any such event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently not aware of.

BCE Group of Companies

OUR DEPENDENCE ON THE BELL CANADA SEGMENT

The Bell Canada Segment is our largest segment, which means our financial performance depends in large part on how well the Bell Canada Segment performs financially. The risks that could affect the Bell Canada Segment are more likely to have a significant impact on our financial condition, results of operations and business than the risks that affect our other segments.

STRATEGIES AND PLANS

We plan to achieve our business objectives through various strategies and plans. For the Bell Canada Segment, the strategy is to lead change in the industry and set the standard in the IP world while continuing to deliver on our goals of innovation, simplicity, service and financial discipline. The key elements of the Bell Canada Segment’s strategies and plans include:

  evolving from multiple service-specific networks to a single IP-based network providing new services to meet customers’ needs by introducing innovative technologies, including Voice over Internet Protocol (VoIP) and very high-speed digital subscriber lines (VDSL)
  maintaining and improving customer satisfaction by simplifying all areas of our customers’ experience, including call centres, billing and points of sale increasing the number of customers who buy multiple products by focusing our marketing and sales efforts by customer segment. This includes offering bundled services to consumers and service packages to businesses lowering costs by improving efficiency in all areas of product and service delivery, including installation, activation and call centres.

     Our strategic direction involves significant changes in processes, in how we approach our markets, and in products and services. These changes will require a shift in employee skills.

     If we are unable to achieve our business objectives, our growth prospects could be hurt. This could have a material and negative effect on our results of operations. In addition, the impact on our results of operations of the planned migration of our multiple service-specific networks to a single IP-based network is uncertain.

ECONOMIC AND MARKET CONDITIONS

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.

     The slower pace of growth and the uncertainty in the global economy have reduced demand for some of our products and services, which has negatively affected our financial performance and may continue to negatively affect it in the future. In particular, weak economic conditions have led to:

  lower than expected growth in data revenue for the Bell Canada Segment because of lower demand from business and wholesale customers some reductions in the number of network access lines for the Bell Canada Segment because of business failures or business contractions.

     Weak economic conditions may also negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

INCREASING COMPETITION

We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications, media, satellite television and e-commerce companies, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems and system integrators, and other companies that deal with, or have access to, customers through various communications networks.

     Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors have recently emerged, or may in the future emerge, from restructurings with reduced debt and a stronger financial position. This means that they have more financial flexibility to price their products and services at very competitive rates.

     Competition could affect our pricing strategies and reduce our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve customer service and to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

     We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. In 2003, the Canadian government started a review of the foreign ownership restrictions that apply to telecommunications carriers and to Broadcasting Distribution Undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign communications or other companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors, which would increase competitive pressure. Since the government’s review has not been completed, it is impossible to predict the outcome of this initiative or to assess how any recommendations may affect us.

Wireline and long distance

We experience significant competition in long distance from dial-around resellers, pre-paid card providers and others, and from traditional competitors, such as inter-exchange carriers and resellers.

     We also face increasing cross-platform competition, as customers substitute traditional services for new technologies. For example, our wireline business competes with wireless and Internet services, including chat services, instant messaging and e-mail. We expect to face competitive pressure from cable companies as they implement their plans to roll out voice services over their network and from other emerging competitors, including municipal electrical utilities and VoIP providers. We expect these kinds of competition to intensify as growth in Internet and wireless services continues and new technologies are developed.

     Cross-platform competition will be increasingly intense as technologies, such as VoIP, improve and gain market acceptance. We have announced our intention to launch our own VoIP initiative, but there is no assurance that it will have a sustainable market. VoIP services could take business away from our other products and services. If significant VoIP competition develops, it could reduce our existing market share in local and long distance services, and could have a material and negative effect on our future revenues and profitability. VoIP technology does not require service providers to own or rent physical networks, which increases access to this market by other competitors. If competition from these service providers further develops, it could have a material and negative effect on our future revenues and profitability.

     Technology substitution and VoIP in particular, has reduced barriers to entry that existed in the industry. This has allowed competitors with limited access to financial, marketing, personnel and technological resources to rapidly launch new products and services and to gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.

Internet access

Cable companies and independent Internet service providers have increased competition in the broadband and Internet access services business. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.

Wireless

The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that have aggressive product and service introductions, pricing and marketing and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.

Satellite television

Bell ExpressVu competes directly with other satellite television providers and with cable companies across Canada. These cable companies have recently upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

IMPROVING PRODUCTIVITY AND CONTAINING CAPITAL INTENSITY

We continue to implement several productivity improvements while containing our capital intensity.

     There could be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements and manage capital intensity while maintaining the quality of our service. For example, we must reduce the price of certain services offered by the Bell Canada Segment that are subject to regulatory “price caps” by a 3.5% productivity factor, excluding inflation, each year between 2002 and 2006. The Bell Canada Segment’s profits will decline if it cannot lower its expenses at the same rate. There could also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.

ANTICIPATING TECHNOLOGICAL CHANGE

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.

     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.

     We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.

     Bell Canada is in the process of migrating its core circuit-based infrastructure to Internet Protocol (IP) technology. This may allow Bell Canada to:

  offer integrated voice, data and video services to customers increase capital efficiency
  increase operating efficiency, including our efficiency in launching and supporting services.

     There is no assurance that these services will be available or that there will be customer demand, or that the efficiencies will increase as expected.

     There is no assurance that we will be successful in developing, implementing and marketing other new technologies, products, services or enhancements within a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

LIQUIDITY

Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our cash requirements and on our sources of liquidity. Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements and derivative instruments.

          In general, we finance our capital needs in four ways:

  from cash generated by our operations or investments
  by borrowing from commercial banks
  through debt and equity offerings in the capital markets
  by selling or otherwise disposing of assets.

     Financing through equity offerings would dilute the holdings of existing equity investors. An increased level of debt financing could lower our credit ratings, increase our borrowing costs, and give us less flexibility to take advantage of business opportunities.

     Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and our credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.

     BCE Inc. and certain of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as back-up facilities for issuing commercial paper. There is no assurance that these facilities will be renewed at favourable terms.

     We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including refinancing our outstanding debt.

     Our plan in 2004 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to repay contractual obligations maturing in 2004 from cash on hand and from cash generated from our operations or financed by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected from issuing debt or equity.

          If we cannot raise the capital we need, we may have to:

  limit our ongoing capital expenditures
  limit our investment in new businesses
  try to raise additional capital by selling or otherwise disposing of assets.

     Any of these possibilities could have a material and negative effect on our growth prospects in the long term.

RELIANCE ON MAJOR CUSTOMERS

An important amount of revenue earned by the Bell Canada Segment and BCE Emergis comes from a small number of major customers. If they lose a contract with a major customer and cannot replace it, it could have a material and negative effect on their results.

MAKING ACQUISITIONS

Our growth strategy includes making strategic acquisitions. There is no assurance that we will find suitable companies to acquire or that we will have the financial resources needed to complete any acquisition. There could also be difficulties in integrating the operations of recently acquired companies with our existing operations.

LITIGATION, REGULATORY MATTERS AND CHANGES IN LAWS

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes, could also materially and negatively affect us. Any claim by a third party, with or without merit, that a significant part of our business infringes on that third party’s intellectual property could also materially and negatively affect us.

     Please see BCE Inc.’s Annual Information Form for the year ended December 31, 2002 (BCE 2002 AIF), as updated in BCE Inc.’s 2003 first, second and third quarter shareholder reports, for a detailed description of:

  the principal legal proceedings involving BCE
  certain regulatory initiatives and proceedings affecting the Bell Canada Segment.

     Please also see Recent Developments in Legal Proceedings and Risks That Could Affect Our Business – Bell Canada Segment in this MD&A for a description of recent material developments, since BCE Inc.’s most recent quarterly shareholder report, in the principal legal proceedings and the principal regulatory initiatives and proceedings, respectively, involving us.

FUNDING AND CONTROL OF SUBSIDIARIES

BCE Inc. is currently funding, and may continue to fund, the operating losses of some of its subsidiaries in the future, but it is under no obligation to continue doing so. If BCE Inc. decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition.

     In addition, BCE Inc. does not have to remain the majority holder of, or maintain its current level or nature of ownership in, any subsidiary, unless it has agreed otherwise. The announcement of a decision by BCE Inc. to change the nature of its investment in a subsidiary, to sell some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of the subsidiary’s securities.

     If BCE Inc. stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. For example, certain members of the lending syndicate of Teleglobe Inc., a former subsidiary of BCE Inc., and other creditors of Teleglobe Inc. have launched lawsuits against BCE Inc. following its decision to stop funding Teleglobe Inc. You will find a description of these lawsuits in the BCE 2002 AIF as updated in BCE Inc.’s 2003 quarterly shareholder reports. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of BCE Inc.’s securities. BCE Inc. could have to devote considerable management time and resources in responding to any such claim.

PENSION FUND CONTRIBUTIONS

Most of our pension plans had pension fund surpluses as of our most recent actuarial valuation. As a result, we have not had to make regular contributions to the pension funds in the past few years. It also means that we have reported pension credits, which have had a positive effect on our net earnings.

     The decline in the capital markets in 2001 and 2002, combined with historically low interest rates, however, has significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.

     Our pension plan assets had positive returns for the twelve months ending December 31, 2003. There is no assurance that positive returns will continue. If returns on pension plan assets decline again in the future, the surpluses could also continue to decline. If this happens, we might have to start making cash contributions to the pension funds. This could have a material and negative effect on our results of operations.

RETAINING EMPLOYEES

Our success depends in large part on our ability to attract and retain key employees. The exercise price of most of the stock options that our key employees hold is higher than the current trading price of BCE Inc.’s common shares. As a result, our stock option programs may not be effective in retaining these employees. While we do not expect that we will lose key people, if it happens, this could materially hurt our businesses and operating results.

RENEGOTIATING LABOUR AGREEMENTS

Approximately 52% of our employees are represented by unions and are covered by collective bargaining agreements. The following material collective agreements have expired:

  the collective agreement between Bell Canada and the Communications, Energy and Paperworkers Union of Canada (CEP), representing approximately 7,000 craft and services employees the collective agreement between Aliant Inc. and its employees, representing approximately 4,200 employees the collective agreements relating to employees of CTV, representing approximately 550 employees the collective agreement between Connexim, L.P. and its employees, representing approximately 100 employees.

          The following collective agreements will expire in the next 12 months:

  the collective agreements between Entourage Solutions Technologiques Inc. and the CEP, representing approximately 2,000 technicians in Québec and Ontario, will expire on September 30, 2004 the collective agreements between certain divisions and subsidiaries of CTV Television Inc. and their employees, representing approximately 500 employees will expire on or before December 31, 2004.

     Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition.

EVENTS AFFECTING OUR NETWORKS

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment, our applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.

     Our network is interconnected with the networks of other telecommunications carriers. Therefore, any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the functionality of the networks of other carriers on which we rely to provide our own services could also hurt our business, including our customer relationships and operating results.

BCE Inc.

HOLDING COMPANY STRUCTURE

BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies. BCE Inc.’s cash flow and its ability to service its debt and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada. BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They do not have to pay dividends or make any other distributions to BCE Inc.

STOCK MARKET VOLATILITY

The stock markets have experienced significant volatility over the last few years, which affected the market price and trading volumes of the shares of many telecommunications companies, in particular. Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may also contribute to volatility in BCE Inc.’s common shares. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s common shares or other securities, may materially and negatively impact our ability to raise capital, issue debt, retain employees or make future strategic acquisitions.

Bell Canada Segment

CHANGES TO WIRELINE REGULATIONS

Decisions of regulatory agencies

The Bell Canada Segment’s business is affected by decisions made by various regulatory agencies, including the Canadian Radio-television and Telecommunications Commission (CRTC). Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

Second Price Cap decision

In May 2002, the CRTC issued decisions relating to new price cap rules that govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

  set a 3.5% productivity factor on many capped services which may require Bell Canada to reduce prices on these services extended price cap regulation to more services
  reduced the prices that incumbent telephone companies can charge competitors for services set procedures for enforcing standards of service quality
  effectively froze rates for residential services.

     The CRTC also established a deferral account, but has not yet determined how the account balance will be cleared. There is a risk that the account could be used in a way that could have a negative financial effect on the Bell Canada Segment.

     The balance in Bell Canada’s and Aliant’s deferral accounts at the end of 2003 estimated at approximately $160 million is expected to be substantially cleared in 2004. On December 2, 2003, Bell Canada filed an application with the CRTC requesting approval for the use of some of the funds in its deferral account for expanding Bell Canada’s broadband services to areas that meet specific criteria. On December 24, 2003, the CRTC indicated that it intends to address this proposal as part of the proceeding it will initiate in 2004 to address issues related to the deferral accounts of incumbent telephone companies.

     In addition, other follow-up issues to the Price Cap decisions are expected to be resolved in 2004, the outcome of which could result in an additional negative effect on the results of the Bell Canada Segment.

Decision on incumbent affiliates

On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

  all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

     On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they make their filings of tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with the Bell Canada Segment will be available on the public record.

     These decisions increase the Bell Canada Segment’s regulatory burden at both the wholesale and retail levels. They could also cause some large customers of the Bell Canada Segment to choose another preferred supplier, which could have a material and negative effect on its results of operations.

     On October 23, 2003, Bell Canada sought from the Federal Court of Canada leave to appeal certain aspects of this decision. On November 5, 2003, Bell Canada filed an application with the CRTC requesting it to issue a stay of certain aspects of the decision pending a review of the decision. These applications raise important issues about public disclosure of customer-specific commercial information that could compromise the competitiveness of these customers and could negatively reflect on Bell Canada as a future service provider. On December 18, 2003, the Federal Court granted Bell Canada’s request for leave to appeal. However, leave to appeal was only granted with respect to the issue of whether the CRTC failed to provide reasonable means to obtain the views of interested parties regarding the disclosure of information.

Allstream application concerning customer specific arrangements

On January 23, 2004, Allstream Inc. (Allstream) filed an application requesting the CRTC to order Bell Canada to discontinue providing service under any customer specific arrangements (CSAs) that are currently filed with the CRTC but which are not yet approved. Allstream has proposed that service for such customers should be provided only in accordance with Bell Canada’s General Tariff. Allstream has also proposed a moratorium on the approval of any new CSAs for customers pending the disposition of Bell Canada’s appeal in the Federal Court, which is noted under Decision on incumbent affiliates above.

     While Bell Canada will be opposing all aspects of Allstream’s application, a ruling by the CRTC granting Allstream’s request to migrate customers to standard offerings under the General Tariff would require Bell Canada to reprice certain services provided to such customers. Similarly, a moratorium on approval of any new CSAs could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market at competitive terms and conditions.

Public notice on changes to price floor

On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for how incumbent telephone companies price their services, service bundles and customer contracts. It issued an amended public notice on December 8, 2003.

     It is too early to determine how the proposals could affect the Bell Canada Segment’s pricing of new retail services and its ability to provide service bundles. Bell Canada provided its comments on January 30, 2004.

Application seeking consistent regulation

On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated so that consistent rules may be developed to recognize and support the growing competition between these converging sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others. This proceeding could determine the rules for competition with other service providers and could affect our ability to compete in the future.

LICENSES AND CHANGES TO WIRELESS REGULATION

Companies must have a spectrum licence to operate cellular, personal communications service (PCS) and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.

     As a result of a recent Industry Canada decision, Bell Mobility’s cellular and PCS licences, which would have expired on March 31, 2006, will now expire in 2011 coincident with the PCS licences acquired through the 2001 PCS Auction. The PCS licences that were awarded in the 2001 PCS Auction will expire on November 29, 2011. All of Bell Mobility’s cellular and PCS licences are now classified as spectrum licences with ten-year licence terms and an expectation of renewal, although there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the terms of our licences, there is no assurance that Industry Canada will agree, which could have a material and negative effect on us.

     In December 2003, Industry Canada issued its decision with regards to changing the terms and the method of calculating the fees of cellular and PCS licences. The new fees are based on the amount of spectrum a carrier holds, in a given geographic area, and are no longer based on the degree of deployment or the number of radio sites in operation. The changes come into effect on April 1, 2004 and will be implemented over seven years. The changes are not expected to have a material impact on the amount of fees paid by Bell Mobility.

     In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of all of Canada’s wireless carriers, including the Bell Canada Segment. The final report is expected in April 2004.

INCREASED ACCIDENTS FROM USING CELLPHONES

Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which would negatively affect the Bell Canada Segment and other wireless service providers.

HEALTH CONCERNS ABOUT RADIO FREQUENCY EMISSIONS

It has been suggested that some radio frequency emissions from cellphones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on the Bell Canada Segment’s business and other wireless services providers. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry. Any of these would have a negative effect on the Bell Canada Segment and other wireless service providers.

BELL EXPRESSVU

Bell ExpressVu currently uses two satellites, Nimiq 1 and Nimiq 2, for its Direct-to-home satellite television (DTH) services. Telesat operates these satellites. Satellites are subject to significant risks. Any loss, manufacturing defects, damage or destruction of these satellites could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition. Please see Risks That Could Affect Our Business – BCE Ventures –Telesat for more information.

     Bell ExpressVu is subject to programming and carriage requirements under its CRTC licence. Changes to the regulations that govern broadcasting or to its licence could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s existing DTH distribution undertaking licence was scheduled to be renewed in August 2003, but was extended to February 2004 so that the CRTC could review Bell ExpressVu’s application. The CRTC held the hearings on the renewal application in October 2003. Although we expect that this licence will be renewed when it expires, there is no assurance that this will happen or that the terms will be the same.

     Bell ExpressVu continues to face competition from unregulated U.S. DTH services that are illegally sold in Canada. In response, it has started or is participating in several legal actions that are challenging the sale of U.S. DTH equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.

     Finally, Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase Bell ExpressVu’s capital and operating expenses, reduce subscriber growth and increase churn.

Bell Globemedia

DEPENDENCE ON ADVERTISING

A large part of Bell Globemedia’s revenue from its television and print businesses comes from advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures, including its ability to attract and retain viewers and readers. In addition, the amount companies spend on advertising is directly related to economic growth. An economic downturn tends to make it more difficult for Bell Globemedia to maintain or increase revenues. Advertisers have historically been sensitive to general economic cycles and, as a result, Bell Globemedia’s business, financial condition and results of operations could be materially and negatively affected by a downturn in the economy. In addition, most of Bell Globemedia’s advertising contracts are short-term contracts that the advertiser can cancel on short notice.

INCREASING FRAGMENTATION IN TELEVISION MARKETS

Television advertising revenue largely depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade because of the introduction of additional television services, the extended reach of existing signals and the launch of new digital broadcasting services in the fall of 2001. We expect fragmentation to continue as new web-based and other services increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach viewers with attractive programming.

REVENUES FROM DISTRIBUTING TELEVISION SERVICES

A significant portion of revenues from CTV’s specialty television operations comes from contractual arrangements with distributors, primarily cable and DTH operators. Many of these contracts have expired. In addition, competition has increased in the specialty television market. As a result, there is no assurance that contracts with distributors will be renewed on equally favourable terms.

INCREASED COMPETITION FOR FEWER PRINT CUSTOMERS

Print advertising revenue largely depends on circulation and readership. The existence of a competing national newspaper and a commuter paper in Toronto has increased competition, while the total circulation and readership of Canadian newspapers has continued to decline. This has resulted in higher costs, more competition in advertising rates and lower profit margins at The Globe and Mail.

BROADCAST LICENSES

Each of CTV’s conventional and specialty services operates under licences issued by the CRTC for a fixed term of up to seven years. These licences are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC, and the conditions of each licensing or renewal decision, all of which may change. There is no assurance that any of CTV’s licences will be renewed. Any renewals, changes or amendments may have a material and negative effect on Bell Globemedia.

BCE Emergis

SALE OF U.S. HEALTH OPERATIONS

In December 2003, the board of directors of BCE Emergis approved the sale of BCE Emergis’ U.S. health operations (US Health) for a total of U.S.$ 213 million in cash. The transaction is expected to close in March 2004. The total price is subject to adjustments and the closing is subject to shareholder and regulatory approval and customary closing conditions. There is a risk that the closing of the transaction might be delayed or not occur. In the latter case, there is no assurance that BCE Emergis could dispose of US Health for the same price or that another purchaser could be found.

CHANGES IN CURRENCY EXCHANGE RATES

BCE Emergis is affected by changes in the currency exchange rates between the Canadian and U.S. dollars. The stronger Canadian dollar has had, and could continue to have, a material and negative effect on BCE Emergis’ revenues and net earnings.

ADOPTION OF E-BUSINESS

The success of BCE Emergis depends on widespread use of the Internet and other electronic networks as a way to do business. Because eBusiness and related activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of this market and its sustainable rate of growth. Businesses and customers have not adopted eBusiness as quickly as originally expected.

     BCE Emergis must increase the number of transactions it processes to build recurring revenue. This depends on how quickly its customers and its distributors’ customers adopt its services. It also depends on BCE Emergis’ ability to build an effective sales force, stimulate sales from distributors and influence their marketing plans. A significant decrease in the number of transactions BCE Emergis processes could have a material and negative effect on its results.

STRATEGIC PLANS

BCE Emergis has announced plans to focus on key growth areas, drive recurring revenue growth, streamline its service offerings and operating costs, and add new services. It will also review its various product lines and businesses to ensure they continue to meet its goals. If these plans are unsuccessful, BCE Emergis’ results of operations could be materially and negatively affected.

SUCCESS OF U.S. BASED OPERATIONS

Success in the U.S. market involves significant management and financial resources. If BCE Emergis is unsuccessful, this could have a material and negative effect on its business and operating results.

RELIANCE ON STRATEGIC RELATIONSHIPS

BCE Emergis relies on strategic relationships to increase its customer base. This includes its relationships with Bell Canada, VISA and the Federal Home Loan Mortgage Corporation (Freddie Mac). If these relationships fail, its business and operating results could be materially and negatively affected.

DEPENDENCE ON CONTRACTING MEDICAL SERVICE PROVIDERS

The growth of BCE Emergis’ eHealth Solutions Group, North America business unit depends on its ability to:

  retain contracts with existing providers
  attract new providers
  retain or improve the discounts given by providers.

          In addition, the results of BCE Emergis could be materially and negatively affected if:

  it loses a significant number of contracts with providers that have a large number of customers, and cannot replace them with contracts with other providers contracts with its providers are renegotiated with reduced discounts.

EXPOSURE TO PROFESSIONAL LIABILITY

BCE Emergis uses medical treatment guidelines in its utilization review and case management services. That means it could be subject to claims relating to:

  adverse medical consequences because services were denied
  the cost of services that were denied
  errors or omissions by health care professionals.

          These claims could have a material and negative effect on the business and operating results of BCE Emergis.

DEFECTS IN SOFTWARE OR FAILURES IN PROCESSING TRANSACTIONS

Defects in software products that BCE Emergis owns or licenses, delays in delivery, and failures or mistakes in processing electronic transactions could materially and negatively affect its business, including its customer relationships and operating results.

SECURITY AND PRIVACY BREACHES

If BCE Emergis is unable to protect the physical and electronic security, and privacy, of applications, databases and transactions, its business, including customer relationships, could be materially and negatively affected.

INTELLECTUAL PROPERTY

BCE Emergis depends on its ability to develop and maintain the proprietary aspects of its technology. It may not be able to enforce its rights or prevent other parties from developing similar technology, duplicating its intellectual property or designing around its intellectual property. Any of these could materially and negatively affect its business.

INTEGRITY OF PUBLIC KEY CRYPTOGRAPHY TECHNOLOGY

BCE Emergis’ security solutions depend on public key cryptography technology. Any major advance in ways to attack cryptographic systems could make some or all of its security solutions obsolete or unmarketable. This could reduce its revenues from security solutions and could materially and negatively affect its business and operating results.

BCE Ventures

TELESAT

Launch and in-orbit risks

There is a risk that Telesat’s satellites currently under construction, or satellites built in the future, may not be successfully launched. Telesat normally buys insurance to protect itself against this risk, but there is no assurance that it will be able to get launch coverage for the full value of any satellite proposed to be launched or at a favourable rate.

     Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission. Telesat has a number of measures in place to protect itself against this risk. These include engineering satellites with on-board redundancies by including spare equipment on the satellite and buying in-orbit insurance. However, there is no assurance that Telesat will be able to renew its in-orbit insurance with enough coverage or at a favourable rate.

Anik F1 and Anik F1R

In August 2001, the manufacturer of the Anik F1 satellite advised Telesat of a gradual decline in power on the satellite. It indicated that power will continue to decline at the rates observed to date. Telesat believes that this will affect some of the satellite’s core services in mid-2005. Telesat has a satellite under construction, Anik F1R, which is expected to replace Anik F1 in time to ensure that service to its customers will not be interrupted. There is no assurance that Telesat will be able to get launch and in-orbit coverage for the Anik F1R satellite, or that if it does get coverage, that it will be for the full value of the satellite or at a favourable rate.

     Telesat has insurance in place to cover the power loss on Anik F1 and filed a claim with its insurers in December 2002. Telesat has had discussions with insurers about settlement of this claim and has reached an agreement with a small number of insurers. Telesat has been unable to reach an agreement with a majority of insurers and if continued discussions do not result in a satisfactory settlement in the near future, Telesat will resort to legal measures to enforce its rights under the insurance. There is no assurance of how much Telesat will receive in either a settlement agreement or through legal measures or when it will receive it.

Anik F2

Telesat has another satellite under construction, Anik F2. The manufacturer has delayed delivery of this satellite. Telesat has made arrangements to lease a satellite that is already in orbit during this delay. This delay could require Telesat to refund prepayments to customers. In addition, a further delay could affect Telesat’s ability to provide service and result in additional costs.

     Telesat already has part of the insurance coverage for Anik F2, but there is no assurance that it will be able to get launch and in-orbit coverage for the full value of the satellite or at a favourable rate.

Nimiq 1 and Nimiq 2

Telesat carries in-orbit insurance on Nimiq 1 and Nimiq 2. Nimiq 1 is insured for its book value. Following a partial failure and a successful insurance claim on Nimiq 2 in 2003, Telesat arranged for in-orbit insurance for approximately 50% of the residual value of Nimiq 2. Telesat expects to renew the in-orbit insurance for Nimiq 1 in 2004 but there is no assurance that it will be able to get coverage or that, if it does get coverage, that it will be for the full value of the satellite or at a favourable rate.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP.

     This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the financial statements and notes.

     Please see Note 1 to the consolidated financial statements for more information about the accounting principles we use to prepare our financial statements, a description of the changes in accounting standards and policies and how they affect our financial statements.

Key estimates and assumptions

Under Canadian GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenues and expenses, and disclose contingent assets and liabilities in our financial statements. We are also required to continually evaluate the estimates and assumptions we use.

     We base our estimates and assumptions on past experience and on other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

     We consider the estimates and assumptions described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are inherently uncertain.

     Our senior management has discussed the development and selection of the key estimates and assumptions described in this section with the Audit Committee of the Board of Directors. The Audit Committee has reviewed these key estimates and assumptions.

EMPLOYEE BENEFIT PLANS

We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for almost all of our employees. The amounts reported in the financial statements relating to these benefits are determined using actuarial calculations that are based on several assumptions.

     We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, health-care cost trend and expected average remaining years of service of employees.

     While we believe that these assumptions are appropriate, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans credits or costs.

     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.

     The two most significant assumptions used to calculate the net employee benefit plans credit or cost are:

  the discount rate
  the expected long-term rate of return on plan assets.

Discount rate

The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is usually based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the plan.

     We determine the appropriate discount rate at the end of every year. Our discount rate was 6.5% at December 31, 2003, unchanged from 2002 and 2001. Changes in the discount rate do not have a significant effect on our earnings. They do, however, have a significant effect on the accrued benefit obligation. A lower discount rate results in a higher obligation and a lower pension surplus, which means that we may have to increase our cash contributions to the plan.

Expected long-term rate of return

In 2003, we assumed an expected long-term rate of return on plan assets of 7.5%. We lowered our assumption from a rate of return of 8.3% for 2002 to 7.5% for 2003 because we expect lower long-term rates of return in the financial markets. This change reduced pre-tax earnings by about $80 million in 2003. Over the long term, the actual rate of return has been substantially more than the rates we assumed, on average. In the two years before 2003, however, it has been substantially less than 7.5%, resulting in a significant accumulated actuarial loss. This accumulated actuarial loss negatively affected pre-tax earnings by about $120 million in 2003.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

We maintain allowances for losses that we expect will result from customers who do not make payments owed to us.

     We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.

     If economic conditions or specific industry trends become worse than we have anticipated, we will increase our allowances for doubtful accounts by recording an additional expense.

USEFUL LIFE OF LONG-LIVED ASSETS

The estimated useful life of long-lived assets is used to determine amortization expense.

     We estimate an asset’s useful life when we acquire the asset. We base our estimate on past experience with similar assets, taking into account expected technological or other changes.

     If technological changes happen more quickly or in a different way than we have anticipated, we might have to shorten the asset’s estimated useful life. This could result in:

  a higher amortization expense in future periods
  an impairment charge to reflect the write-down in value of the asset.

IMPAIRMENT

We assess the possible impairment of long-lived assets when events or changes in circumstances indicate that we may not be able to recover their carrying value. We measure impairment using a projected undiscounted cash flow method. If the asset’s carrying value is more than its recoverable value, we record the difference as an impairment charge.

     We assess the value of goodwill and intangible assets with indefinite lives every year and when events or changes in circumstances indicate that they might be impaired. We measure for impairment using a projected discounted cash flow method. If the asset’s carrying value is more than its fair value, we record the difference as an impairment charge.

     We believe that our estimates of future cash flows and fair value are reasonable. The assumptions we have used are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control. As a result, the amounts reported for these items could be different if we used different assumptions or if conditions change in the future.

     We cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values we have reported.

CONTINGENCIES

We become involved in various litigation and regulatory matters as a part of our business. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.

     We accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on information that is available at the time.

     We estimate the amount of the loss by consulting with outside legal counsel who is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.

     If the final resolution of a legal or regulatory matter results in a judgment against us or the payment of a large settlement by us, it could have a material and negative effect on our results of operations, cash flows and financial position in the period that the judgment or settlement occurs.

INCOME TAXES

Although management believes it has adequately provided for income taxes based on all information currently available, the calculation of income taxes in many cases requires significant judgment involving interpretation of tax rules and regulations that are continually changing. Our tax filings are also subject to audits, the outcome of which may change the amount of current and future income tax assets and liabilities.

RESTRUCTURING AND OTHER CHARGES

We develop formal plans for exiting businesses and activities as part of the restructuring initiatives we have been carrying out for the past several years.

     The costs of these plans include estimates of the salvage value of assets that are made redundant or obsolete. We also report estimated expenses for severance and other employee costs and other exit costs.

     Because exiting a business or activity is a complex process that can take several months to complete, it involves reassessing estimates that were made when the original decision to exit the business or activity was made. In addition, we constantly evaluate whether the estimates of the remaining liabilities under our restructuring programs are adequate.

     As a result, we may have to change previously reported estimates when payments are made or the activities are complete. There may also be additional charges for new restructuring initiatives.

Consolidated Statements of Operations

For the period ended December 31	Three months		Twelve months
(in $ millions, except share amounts) (unaudited)	2003	2002 (1)	2003	2002 (1)

Operating revenues	4,910	5,045	19,056	19,186

Operating expenses	3,056	3,238	11,630	11,831
Amortization expense	786	773	3,147	3,082
Net benefit plans cost (credit)	46	(8)	175	(33)
Restructuring and other charges (Note 4)	51	395	52	887

Total operating expenses	3,939	4,398	15,004	15,767

Operating income	971	647	4,052	3,419
Other income (Note 5)	(136)	(2,245)	(213)	(2,433)
Impairment charge	–	765	–	765
Interest expense (Note 6)	263	341	1,093	1,124

Earnings from continuing operations before income taxes and non-controlling interest	844	1,786	3,172	3,963
Income taxes	340	732	1,136	1,583
Non-controlling interest	46	261	191	602

Earnings from continuing operations	458	793	1,845	1,778
Discontinued operations (Note 7)	(58)	919	(30)	629

Net earnings	400	1,712	1,815	2,407
Dividends on preferred shares	(14)	(16)	(64)	(59)
Premium on redemption of preferred shares	–	–	(7)	(6)

Net earnings applicable to common shares	386	1,696	1,744	2,342

Net earnings (loss) per common share – basic (Note 8)
Continuing operations	0.48	0.87	1.93	2.00
Discontinued operations	(0.07)	1.01	(0.03)	0.66
Net earnings	0.41	1.88	1.90	2.66
Net earnings (loss) per common share – diluted (Note 8)
Continuing operations	0.48	0.86	1.92	1.98
Discontinued operations	(0.07)	0.99	(0.03)	0.64
Net earnings	0.41	1.85	1.89	2.62
Dividends per common share	0.30	0.30	1.20	1.20
Average number of common shares outstanding – basic (millions)	923.4	909.1	920.3	847.9

Consolidated Statements of Deficit

For the period ended December 31	Three months		Twelve months
(in $ millions) (unaudited)	2003	2002 (1)	2003	2002 (1)

Balance at beginning of period, as previously reported	(5,937)	(7,605)	(6,149)	(7,468)
Adjustment for change in accounting policies (Note 1)	–	(246)	(286)	(218)

Balance at beginning of period, as restated	(5,937)	(7,851)	(6,435)	(7,686)
Consolidation of variable interest entity (Note 1)	–	–	(25)	–
Net earnings	400	1,712	1,815	2,407
Dividends – Preferred shares	(14)	(16)	(64)	(59)
– Common shares	(277)	(274)	(1,105)	(1,031)

	(291)	(290)	(1,169)	(1,090)
Costs relating to the issuance of common shares	–	–	–	(62)
Premium on redemption of preferred shares (Note 11)	–	–	(7)	(6)
Other	(2)	(6)	(9)	2

Balance at end of period	(5,830)	(6,435)	(5,830)	(6,435)

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.
Please read the notes starting on page 38. They are an important part of these consolidated financial statements.

Consolidated Balance Sheets

	December 31	December 31
(in $ millions) (unaudited)	2003	2002	(1)

ASSETS
Current assets
Cash and cash equivalents	714	263
Accounts receivable (net of allowance for doubtful accounts of
$231 million and $166 million for 2003 and 2002, respectively)	2,077	2,181
Other current assets	745	731
Current assets of discontinued operations	45	257

Total current assets	3,581	3,432
Capital assets	21,189	20,380
Other long-term assets	3,550	3,789
Indefinite-life intangible assets (Note 9)	2,910	900
Goodwill (Note 10)	7,825	9,471
Non-current assets of discontinued operations	276	1,134

Total assets	39,331	39,106

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,691	3,712
Debt due within one year	1,537	1,957
Current liabilities of discontinued operations	27	191

Total current liabilities	5,255	5,860
Long-term debt	12,393	13,117
Other long-term liabilities	4,699	3,650
Non-current liabilities of discontinued operations	1	280

Total liabilities	22,348	22,907

Non-controlling interest	3,403	3,584

Commitments and contingencies (Note 14)
SHAREHOLDERS’ EQUITY
Preferred shares (Note 11)	1,670	1,510

Common shareholders’ equity
Common shares (Note 11)	16,749	16,520
Contributed surplus	1,037	1,010
Deficit	(5,830)	(6,435)
Currency translation adjustment	(46)	10

Total common shareholders’ equity	11,910	11,105

Total shareholders’ equity	13,580	12,615

Total liabilities and shareholders’ equity	39,331	39,106

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.
Please read the notes starting on page 38. They are an important part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the period ended December 31	Three months		Twelve months
(in $ millions) (unaudited)	2003	2002 (1)	2003	2002 (1)

Cash flows from operating activities
Earnings from continuing operations	458	793	1,845	1,778
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	786	773	3,147	3,082
Net benefit plans cost (credit)	46	(8)	175	(33)
Restructuring and other charges (non-cash portion)	49	333	44	805
Impairment charge	–	765	–	765
Net gains on investments	(101)	(2,254)	(76)	(2,414)
Future income taxes	217	570	433	518
Non-controlling interest	46	261	191	602
Contributions to employee benefit plans and other benefit plan payments	(110)	(29)	(247)	(97)
Other items	(31)	46	(90)	(12)
Changes in non-cash working capital	250	(112)	593	(616)

	1,610	1,138	6,015	4,378

Cash flows from investing activities
Capital expenditures	(1,083)	(1,066)	(3,179)	(3,731)
Business acquisitions	(42)	(5,078)	(119)	(6,471)
Business dispositions	–	2,758	55	3,190
Decrease (increase) in investments accounted for under the cost and equity methods	151	(13)	164	(86)
Other items	(7)	(1)	64	13

	(981)	(3,400)	(3,015)	(7,085)

Cash flows from financing activities
Decrease in notes payable and bank advances	(53)	(633)	(295)	(213)
Issue of long-term debt	105	2,509	1,986	4,908
Repayment of long-term debt	(1,538)	(2,068)	(3,515)	(2,720)
Issue of common shares	5	303	19	2,693
Costs relating to the issuance of common shares	–	–	–	(78)
Issue of preferred shares	–	–	510	510
Redemption of preferred shares	–	–	(357)	(306)
Issue of equity securities and convertible debentures
by subsidiaries to non-controlling interest	19	4	130	93
Redemption of equity securities by subsidiaries	(34)	–	(108)	–
Cash dividends paid on common and preferred shares	(281)	(284)	(1,090)	(1,042)
Cash dividends paid by subsidiaries to non-controlling interest	(47)	(147)	(184)	(468)
Other items	(42)	(9)	(44)	(44)

	(1,866)	(325)	(2,948)	3,333

Cash provided by (used in) continuing operations	(1,237)	(2,587)	52	626
Cash provided by (used in) discontinued operations	342	23	364	(889)

Net increase (decrease) in cash and cash equivalents	(895)	(2,564)	416	(263)
Cash and cash equivalents at beginning of period	1,617	2,870	306	569

Cash and cash equivalents at end of period	722	306	722	306
Consists of:
Cash and cash equivalents of continuing operations	714	263	714	263
Cash and cash equivalents of discontinued operations	8	43	8	43

Total	722	306	722	306

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.
Please read the notes starting on page 38. They are an important part of these consolidated financial statements.

Notes to Consolidated Financial Statements – BCE Inc.

The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002, as set out on pages 54 to 81 of BCE Inc.’s 2002 Annual Report. Figures in these notes are unaudited. All amounts are in Canadian dollars, except where noted.

1. SIGNIFICANT ACCOUNTING POLICIES

We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2002, except as noted below.

BASIS OF PRESENTATION

We have reclassified some of the figures for previous periods in the consolidated financial statements to make them consistent with the presentation in the current period.

     We have restated financial information for previous periods to reflect:

  the change in accounting treatment to discontinued operations for:
–	Aliant Inc.’s (Aliant) emerging business segment, which consists of Aliant’s investments in iMagicTV Inc., Prexar LLC and AMI Offshore Inc., effective May 2003
–	Aliant’s remote communications segment, which consists of Aliant’s investment in Stratos Global Corporation (Stratos), effective December 2003
–	BCE Emergis Inc.’s (Emergis) U.S. Health operations (US Health), effective December 2003
–	other minor business dispositions
  the adoption of the fair value-based method of accounting for employee stock options effective January 1, 2003 the change in the method of accounting for subscriber acquisition costs from a deferral and amortization method to an expense as incurred method effective January 1, 2003.

RECENT CHANGES TO ACCOUNTING STANDARDS AND POLICIES

Stock-based compensation and other stock-based payments

Effective January 1, 2002, we adopted the recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments, on a prospective basis. It sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require us to use a fair value-based method for:

  all stock-based awards to non-employees
  direct awards of stock and stock appreciation rights to employees awards to employees that can be settled in cash or other assets.

     The standards also encourage companies to use a fair value-based method for all other awards granted to employees. Awards that are settled in stock are recorded as equity. Awards that are required to be, or are usually, settled in cash are recorded as liabilities.

     Before adopting the new standard, we recognized the expense when the option was exercised. We measured the cost of employee stock options as the amount that the quoted market price of BCE Inc.’s common shares on the day of the grant exceeded the exercise price an employee had to pay to buy the common shares multiplied by the number of options exercised.

     Effective January 1, 2003, we changed our accounting to the fair value-based method. We now recognize and measure the compensation cost of options granted on or after January 1, 2002 using a Black-Scholes option pricing model.

     As a result of applying this change, we restated the comparative figures for 2002. We recorded a compensation expense of $6 million and $27 million for the three months and twelve months ended December 31, 2002, respectively. At December 31, 2002, this resulted in:

  an increase of $27 million in the deficit
  a decrease of $3 million in non-controlling interest
  an increase of $30 million in contributed surplus.

Subscriber acquisition costs

Before 2003, we accounted for the costs of acquiring subscribers by:

  deferring and amortizing the costs of acquiring Direct-to-Home (DTH) satellite television service subscribers against earnings over three years deferring and amortizing the costs of acquiring wireless subscribers against earnings over the terms of the contracts, normally up to 24 months and expensing all other subscriber acquisition costs when services were activated.

     The costs we deferred and amortized consisted mainly of hardware subsidies, net of revenues from the sale of wireless handsets.

     Effective January 1, 2003, we changed our accounting method. We started expensing all subscriber acquisition costs when services were activated. We also started presenting the revenues generated from the sale of wireless handsets.

     As a result of applying this change, we restated the comparative figures for the three months and twelve months ended December 31, 2002:

  operating revenues increased by $65 million and $195 million, respectively operating expenses increased by $129 million and $275 million, respectively income taxes decreased by $26 million and $32 million, respectively non-controlling interest decreased by $4 million and $7 million respectively.

     At December 31, 2002, this resulted in:

  a decrease of $133 million in other current assets
  a decrease of $339 million in other long-term assets
  an increase of $15 million in goodwill
  a decrease of $189 million in future income tax liabilities a decrease of $9 million in non-controlling interest
  an increase of $259 million in the deficit.

     As a result of applying the accounting policy changes relating to stock-based compensation and subscriber acquisition costs, the total deficit as at January 1, 2003 increased by $286 million.

Disclosure of guarantees

Effective January 1, 2003, we adopted Accounting Guideline 14, Disclosure of guarantees. The guideline:

  describes how to identify guarantees
  requires guarantors to disclose the significant details about guarantees they make, whether or not they will have to make payments under the guarantees.

          See Note 15, Off balance sheet arrangements, for more information.

Disposal of long-lived assets and discontinued operations

Effective May 1, 2003, we adopted the recommendations in section 3475 of the CICA Handbook, Disposal of long-lived assets and discontinued operations.

     The new section describes:

  how to recognize, measure, present and disclose long-lived assets that will be sold criteria for classifying assets as held for sale. This section requires an asset held for sale to be measured at its carrying value amount or fair value less disposal costs, whichever is lower criteria for classifying a disposal of a business as a discontinued operation and how to present and disclose discontinued operations and other disposals of long-lived assets.

     We followed the recommendations in this section for all business dispositions after May 1, 2003.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidation of variable interest entities

Effective July 1, 2003, we adopted Accounting Guideline 15, Consolidation of variable interest entities, on a prospective basis.

     The guideline clarifies the consolidation of variable interest entities, when equity investors are not considered to have a controlling financial interest, or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.

     We performed a review and concluded that the entity with which Bell Canada entered into a 10-year shared services agreement on June 22, 2001 met the criteria for consolidation under this guideline. This entity, which is a corporation owned by a third party, provides Bell Canada with accounting systems and administrative services. Before the consolidation, we reported as operating expenses the fees that the entity charged Bell Canada for its services.

     The consolidation of this entity resulted in the following changes to our consolidated balance sheet as at July 1, 2003:

  an increase of $102 million in total assets, of which $88 million is capital assets an increase of $127 million in total liabilities, of which $122 million is long-term debt an increase of $25 million in the deficit.
     Changes to our consolidated statement of operations for the three months and twelve months ended December 31, 2003 were:
  a decrease of $2 million and $4 million, respectively, in operating revenues a decrease of $3 million and $11 million, respectively, in operating expenses an increase of $11 million and $22 million, respectively, in amortization expense an increase of $2 million and $4 million, respectively, in interest expense a decrease of $12 million and $19 million, respectively, in net earnings.

     Changes to our consolidated statement of cash flows for the three months and twelve months ended December 31, 2003 were:

  an increase of nil and $2 million, respectively, in cash flows from operating activities a decrease of $1 million and an increase $7 million, respectively, in cash flows from investing activities a decrease of $4 million and $7 million, respectively, in cash flows from financing activities.

FUTURE CHANGES TO ACCOUNTING STANDARDS

Impairment of long-lived assets

Effective January 1, 2004, we will adopt section 3063 of the CICA Handbook, Impairment of long-lived assets. Adopting this section will affect our future consolidated financial statements in the way we recognize, measure and disclose the impairment of long-lived assets.

     An impairment loss is recognized on a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and disposition.

     Before January 1, 2004, the amount of the loss was determined by deducting the asset’s net recoverable amount (based on undiscounted cash flows expected from its use and disposition) from its carrying value.

     After January 1, 2004, the amount of the loss is determined by deducting the asset’s fair value (based on discounted cash flows expected from its use and disposition) from its carrying value.

Asset retirement obligations

Effective January 1, 2004, we will adopt section 3110 of the CICA Handbook, Asset retirement obligations. It describes how to recognize and measure liabilities related to the legal obligations of retiring property, plant and equipment.

     These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is capitalized as part of the related asset and amortized into earnings over time.

     Adopting this section will not significantly affect our consolidated financial statements since we do not have any significant asset retirement obligations.

Hedging relationships

Effective January 1, 2004, we will adopt Accounting Guideline 13, Hedging relationships. The guideline sets the following criteria for applying hedge accounting in a hedging transaction:

  the specific risk being hedged that is consistent with the company’s risk management objective and strategy is identified when the hedge is put in place the application of hedge accounting is designated when the hedge is put in place the hedge is formally documented when it is put in place and includes the:
–	risk management objective and strategy for using the hedge
–	specific asset or liability being hedged
–	risk that is being hedged
–	intended term of the hedge
–	kind of derivative used
–	method for assessing the effectiveness of the hedge
–	related accounting treatment
  the derivative meets certain criteria for offsetting changes in the fair value or cash flows attributable to the risk being hedged, when the hedge is put in place and throughout its term.

     Adopting this guideline will not affect our consolidated financial statements. All outstanding hedges that previously qualified for hedge accounting continue to qualify for hedge accounting under this guideline.

Financial instruments

The CICA recently issued revisions to section 3860 of the CICA Handbook, Financial instruments – Disclosure and presentation. The section now clarifies how to account for certain financial instruments that have liability characteristics and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities in the balance sheet. Many of these financial instruments were previously classified as equities.

     These revisions come into effect on January 1, 2005. Because we do not currently have any instruments with these characteristics, adopting this section is not expected to affect our future consolidated financial statements.

2. SEGMENTED INFORMATION

We operate under four segments, Bell Canada, Bell Globemedia, BCE Emergis and BCE Ventures. Our segments are organized by products and services, and reflect how we manage our operations for planning and measuring performance.

Notes to Consolidated Financial Statements – BCE Inc.

2. SEGMENTED INFORMATION (continued)

     Effective January 1, 2003, the results of Bell Canada Holdings Inc. (BCH), Bell Canada’s holding company, are now classified under Corporate and other, whereas previously they were classified under Bell Canada.

For the period ended December 31		Three months		Twelve months
(in $ millions)		2003	2002 (1)	2003	2002 (1)

Operating revenues
Bell Canada	External	4,241	4,417	16,543	16,930
	Inter-segment	40	33	155	172

		4,281	4,450	16,698	17,102
Bell Globemedia	External	366	366	1,327	1,246
	Inter-segment	9	13	36	44

		375	379	1,363	1,290
BCE Emergis	External	55	55	225	205
	Inter-segment	22	31	91	141

		77	86	316	346
BCE Ventures	External	246	202	954	796
	Inter-segment	70	80	264	268

		316	282	1,218	1,064

Corporate and other	External	2	5	7	9
	Inter-segment	7	7	20	25

		9	12	27	34

Less: Inter-segment eliminations		(148)	(164)	(566)	(650)

Total operating revenues		4,910	5,045	19,056	19,186

Net earnings applicable to common shares
Bell Canada		493	1,360	1,773	2,334
Bell Globemedia		39	(493)	51	(492)
BCE Emergis		(27)	2	(26)	(93)
BCE Ventures		28	31	135	129
Corporate and other, including
inter-segment eliminations		(75)	(107)	(88)	(100)

Total earnings from continuing operations		458	793	1,845	1,778
Discontinued operations		(58)	919	(30)	629

Dividends on preferred shares		(14)	(16)	(64)	(59)
Premium on redemption of preferred shares		–	–	(7)	(6)

Total net earnings applicable to common shares		386	1,696	1,744	2,342

(1)	Refer to Note 1, Significant accounting policies, for changes in accounting policies.

  3. BUSINESS ACQUISITIONS AND DISPOSITIONS

The consolidated statements of operations include the results of acquired businesses from the day they were acquired.

Repurchase of SBC’s 20% interest in BCH

On June 28, 2002, BCE Inc., BCH and entities controlled by SBC Communications Inc. (SBC) entered into agreements that ultimately led to BCE Inc.’s repurchase of SBC’s 20% share interest in BCH for $6,316 million. The initial purchase price allocation resulted in $5,430 million of goodwill. The goodwill is not deductible for tax purposes.

     We completed the purchase price allocation in the third quarter of 2003, which resulted in reallocating $1,758 million from goodwill to other net assets of BCH, based on their fair values on the day of the repurchase.

     This resulted in the following on our consolidated balance sheet:

  an increase of $18 million in investments, which are classified as other long-term assets a decrease of $456 million in accrued benefit asset, which is classified as other long-term assets an increase of $1,986 million in indefinite-life intangibles an increase of $603 million in customer relationships, which are classified as capital assets and are amortized over the remaining useful life of the customer relationships, which range from 5 to 40 years an increase of $165 million in long-term debt
  an increase of $228 million in future income tax liability, which is classified as other long-term liabilities.

CGI Group Inc.’s (CGI) acquisition of Cognicase Inc.

CGI acquired 100% of the outstanding common shares of Cognicase Inc. in the first quarter of 2003. It issued common shares to pay for part of the purchase price, which reduced BCE’s equity interest in CGI to 29.9% from 31.5%. BCE recognized a dilution gain of $5 million.

     Cognicase Inc. provides services, such as implementing e-business solutions, application services provider (ASP) services, re-engineering existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.

     The table below shows the final purchase price allocation.

(in $ millions)	CGI	BCE’s proportionate share

Non-cash working capital items	(108)	(32)
Capital assets	31	9
Contract costs and other long-term assets	133	39
Future income taxes	(10)	(3)
Goodwill (1)	321	96
Long-term debt	(61)	(18)

	306	91
Cash position at acquisition	23	7

Net assets aquired	329	98

Consideration
Cash	180
Acquisition costs	9
Issuance of 19,850,245 CGI Class A subordinate shares(2)	140

	329

(1)	The goodwill is not deductible for tax purposes.
(2)	The value of the CGI shares issued as payment was determined using the weighted average closing share price on the Toronto Stock Exchange for the 10 trading days before the day that the terms of the acquisition were agreed on and announced.

Sale of Certen Inc. (Certen)

On July 2, 2003, Bell Canada sold its 89.9% ownership interest in Certen Inc. to a subsidiary of Amdocs Limited for $89 million in cash.

     The carrying value of Certen’s net assets was $159 million at the time of the sale. Certen had total assets of $450 million, including $34 million in cash and cash equivalents, and total liabilities of $291 million.

     At the time of the sale, Bell Canada extended the remaining term of its contract with Certen and Amdocs Limited for billing operations outsourcing, customer care and billing solutions development from four years to seven years.

     Bell Canada received a perpetual right to use and modify the intellectual property relating to the billing system. It recorded the perpetual right as an intangible asset of $494 million that will be amortized against earnings over the remaining life of the contract.

     Bell Canada recorded a liability of $392 million. This represented its future payments to Certen over the remaining life of the contract for the development of Bell Canada’s billing system. The development of the billing system was largely completed at the time of the sale. This liability will be reduced as Bell Canada makes payments to Certen.

     The future income tax liability relating to the intangible asset and long-term liability was $32 million.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS (continued)

     The transaction did not result in any gain or loss for Bell Canada. Before the sale, Certen’s results of operations were presented in the Bell Canada segment.

4. RESTRUCTURING AND OTHER CHARGES

Streamlining and other charges at BCE Emergis

BCE Emergis recorded a pre-tax charge of $38 million ($21 million after taxes and non-controlling interest) in the fourth quarter of 2003. This charge represented restructuring charges of $22 million and other charges of $16 million.

     The restructuring charges will be incurred to streamline BCE Emergis’ organizational structure. They include employee severance and other employee costs. At December 31, 2003, the unpaid balance of this restructuring provision was $21 million. The restructuring is expected to be complete in 2004.

     Other charges consisted of asset write-downs in BCE Emergis’ remaining businesses.

Restructuring of Xwave Solutions Inc.

Aliant recorded a pre-tax restructuring charge of $15 million ($4 million after taxes and non-controlling interest) in 2003.

     This was a result of a restructuring plan of its subsidiary, Xwave Solutions Inc. Costs associated with the restructuring plan included severance and related benefits, technology lease cancellation penalties and real estate rationalization costs. At December 31, 2003, the unpaid balance of this restructuring provision was $6 million. The restructuring is expected to be complete in 2004.

Bell Canada charges

In 2003, Bell Canada recorded other charges of $65 million relating to various asset write-downs and other provisions. These charges were offset by a credit of $66 million relating to the reversal of previously recorded restructuring charges at Bell Canada that are no longer necessary, due to a lower than anticipated number of employee terminations.

5. OTHER INCOME

For the period ended December 31	Three months		Twelve months
(in $ millions)	2003	2002	2003	2002

Net gains on investments	(101)	(2,254)	(76)	(2,414)
Interest Income	(22)	(30)	(70)	(65)
Foreign currency (gains) losses	(1)	1	(31)	(12)
Other	(12)	38	(36)	58

Other income	(136)	(2,245)	(213)	(2,433)

     In the fourth quarter of 2003, net gains on investments of $101 million were primarily from:

  a $120 million gain from the sale of a 3.66% interest in YPG General Partner Inc. for net cash proceeds of $135 million. Bell Canada’s retained interest in YPG General Partner Inc. is 3.24%
  a $19 million loss from the write-down of our portfolio investments.

6. INTEREST EXPENSE

For the period ended December 31	Three months		Twelve months
(in $ millions)	2003	2002	2003	2002

Interest expense on long-term debt	246	270	1,039	1,004
Interest expense on other debt	17	71	54	120

Total interest expense	263	341	1,093	1,124

7. DISCONTINUED OPERATIONS

For the period ended December 31	Three months		Twelve months
(in $ millions)	2003	2002	2003	2002

Teleglobe Inc.	39	1,042	39	893
Bell Canada International Inc.	–	(125)	–	(316)
Aliant’s emerging business segment	–	(7)	(4)	(20)
Aliant’s remote communications segment	53	4	63	34
BCE Emergis’ U.S. Health operations	(150)	5	(128)	38

Net gain (loss) from discontinued operations	(58)	919	(30)	629

   The table below provides a summarized statement of operations for the discontinued operations.

For the period ended December 31	Three months		Twelve months
(in $ millions)	2003	2002	2003	2002

Revenue	125	192	727	1,458

Operating gain (loss) from discontinued operations,
before tax	19	(1)	86	(37)
Loss from discontinued operations, before tax	(80)	(125)	(70)	(407)
Income tax recovery (expense) on operating loss (gain)	4	(3)	(13)	54
Income tax recovery on loss	18	1,050	17	1,068
Non-controlling interest	(19)	(2)	(50)	(49)

Net gain (loss) from discontinued operations	(58)	919	(30)	629

Teleglobe Inc. and Bell Canada International Inc.

Effective April 24, 2002 and January 1, 2002, we started presenting the financial results of Teleglobe Inc. and Bell Canada International Inc., respectively, as discontinued operations.

     The net earnings of $39 million in Q4 2003 relate mainly to the use of available loss carryforwards which were applied against the taxes payable relating to Bell Canada’s sale of a 3.66% interest in YPG General Partner Inc. and Aliant’s sale of Stratos.

Aliant’s emerging business segment

Aliant’s emerging business segment consisted mainly of Aliant’s investments in iMagicTV Inc., Prexar LLC and AMI Offshore Inc. iMagicTV Inc. is a software development company that provides broadband TV software and solutions to service providers around the world. Prexar LLC is an Internet services provider. AMI Offshore Inc. provides process and systems control technical services, and contracts manufacturing solutions to offshore oil and gas and other industries.

     Effective May 2003, we started presenting the financial results of Aliant’s emerging business segment as discontinued operations. They were previously presented in the Bell Canada segment.

     Virtually all of the assets of Aliant’s emerging business segment were sold at December 31, 2003.

Aliant’s remote communications segment

Aliant’s remote communications segment consisted of Aliant’s investment in Stratos. Stratos offers Internet Protocol, data and voice access services through a range of newly emerging and established technologies, including satellite and microwave, to customers in remote locations.

     Effective December 2003, we started presenting the financial results of Aliant’s remote communications segment as discontinued operations. They were previously presented in the Bell Canada segment.

Notes to Consolidated Financial Statements – BCE Inc.

7. DISCONTINUED OPERATIONS (continued)

     In December 2003, Aliant completed the sale of its 53.2% interest in Stratos, after receiving the required regulatory approvals.

     Aliant received $340 million ($320 million net of selling costs) in cash for the sale. The carrying value of Stratos’ net assets was $215 million at the time of the sale. Stratos had total assets of $696 million, including $52 million in cash and cash equivalents, and total liabilities of $372 million.

     The transaction resulted in a gain on sale of $105 million ($48 million after taxes and non-controlling interest).

BCE Emergis’ U.S. Health operations (US Health)

US Health operates cost containment networks (shared savings and preferred provider organizations) which process medical claims for the benefit of heath care payers, including insurance companies and self-insured entities.

     Effective December 2003, we started presenting the financial results of US Health as discontinued operations. They were previously presented in the BCE Emergis segment.

     In December 2003, BCE Emergis’ board of directors approved the sale of US Health for a total of U.S.$213 million in cash. The total price is subject to adjustments set out in the purchase agreement. The sale is expected to close in March 2004. The sale of US Health excludes its National Health Services, Inc. subsidiary (NHS) which carries on care management operations in the United States. BCE Emergis intends to dispose of NHS in a separate transaction.

     At December 31, 2003, the carrying value of US Health’s net assets was $247 million. It had total assets of $254 million (including $9 million in cash and cash equivalents) and total liabilities of $7 million.

     The expected loss on the transaction is $87 million ($160 million after non-controlling interest and BCE Inc.’s incremental goodwill in US Health), which was recorded in December 2003.

8. EARNINGS PER SHARE

The following is a reconciliation of the numerator and the denominator used in the calculation of basic and diluted earnings per common share from continuing operations.

	Three months			Twelve months
For the period ended December 31	2003	2002	(1)	2003	2002 (1)

Earnings from continuing operations
(numerator) (in $ millions)
Earnings from continuing operations	458	793		1,845	1,778
Dividends on preferred shares	(14)	(16)		(64)	(59)
Premium on redemption of preferred shares	–	–		(7)	(6)

Earnings from continuing operations – basic	444	777		1,774	1,713
Assumed exercise of put options by CGI shareholders(2)	–	3		–	12

Earnings from continuing operations – diluted	444	780		1,774	1,725

Weighted average number of common shares
outstanding (denominator) (in millions)
Weighted average number of common shares
outstanding – basic	923.4	909.1		920.3	847.9

Assumed exercise of stock options(3)	1.6	1.9		1.6	2.0

Assumed exercise of put options by CGI shareholders(2)	–	13.0		–	13.0

Weighted average number of common shares
outstanding – diluted	925.0	924.0		921.9	862.9

(1)	Refer to Note 1, Significant accounting policies, for changes in accounting policies.
(2)	See Note 14, Commitments and Contingencies, for information about the cancellation of the put options with CGI shareholders.
(3)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes all anti-dilutive options. These are options that would not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share for each of the periods shown in the table. The number of excluded options was 22,176,302 for the three months and twelve months ended December 31, 2003, respectively, and 20,806,809 and 20,770,155 for the three months and twelve months ended December 31, 2002, respectively.

9. INDEFINITE-LIFE INTANGIBLE ASSETS

(in $ millions)	2003

Intangible assets, January 1	900
Goodwill reallocated to indefinite-life intangible assets (Note 3)	1,986
Other	24

Intangible assets, December 31	2,910

Consisting of:
Brand name	1,986
Spectrum licences	778
Television licences	128
Cable licences	18

Total	2,910

10. GOODWILL

		Bell			BCE
	Bell	Globe-	BCE	BCE	Conso-
(in $ millions)	Canada	media	Emergis	Ventures	lidated

Balance – December 31, 2002	6,871	1,946	58	596	9,471
Additions	72	–	–	103	175
Goodwill reallocated to other
net assets (note 3)	(1,758)	–	–	–	(1,758)
Other	–	(7)	–	(56)	(63)

Balance – December 31, 2003	5,185	1,939	58	643	7,825

11. SHARE CAPITAL

Preferred shares

On February 28, 2003, BCE Inc. issued 20 million Series AC shares for total proceeds of $510 million. Of the 20 million Series AC shares, 6 million were issued by a public offering for a subscription price of $153 million. The remaining 14 million Series AC shares were issued to the holders of BCE Inc.’s Series U shares.

     BCE Inc. elected to exercise its option to buy all of the Series U shares for $357 million (including a $7 million premium on redemption). The holders of the Series U shares then used the proceeds from the sale of their shares to buy the 14 million Series AC shares for the subscription price of $357 million.

     Before February 28, 2003, the Series U shares were convertible at the holder’s option into Series V shares. On February 28, 2003, all Series U and V shares were cancelled.

Common shares

The table below provides details about the outstanding common shares of BCE Inc.

		Stated
	Number	capital
	of shares	(in $ millions)

Outstanding, January 1, 2003	915,867,928	16,520
Shares issued (under employee stock option,
employee savings and dividend reinvestment plans)	8,120,890	229

Outstanding, December 31, 2003	923,988,818	16,749

12. STOCK-BASED COMPENSATION PLANS

BCE Inc. stock options

The table below is a summary of the status of BCE Inc.’s stock option programs.

		Weighted
		average
	Number	exercise
	of shares	price

Outstanding, January 1, 2003	20,470,700	$33
Granted	6,008,051	$28
Exercised	(363,972)	$16
Expired/forfeited	(1,319,234)	$34

Outstanding, December 31, 2003	24,795,545	$32

Exercisable, December 31, 2003	9,767,119	$34

Teleglobe stock options

When we acquired a controlling interest in Teleglobe in November 2000, holders of Teleglobe stock options were allowed to exercise their options under their original terms, except that when they exercise their options, they receive 0.91 of one BCE Inc. common share for each Teleglobe stock option exercised.

     All of the outstanding Teleglobe stock options vested when Teleglobe was sold on December 31, 2002.

     The table below is a summary of the status of Teleglobe’s stock option programs.

		Weighted
	Number	average
	of BCE Inc.	exercise
	shares	price

Outstanding, January 1, 2003	4,266,723	$37
Exercised	(188,709)	$19
Expired/forfeited	(3,122,839)	$35

Outstanding, December 31, 2003	955,175	$21

Exercisable, December 31, 2003	955,175	$21

Assumptions used in stock option pricing model

The table below shows the assumptions used in determining stock-based compensation expense under the Black-Scholes option pricing model.

	Three months		Twelve months
For the period ended December 31	2003	2002	2003	2002

Compensation cost (in $ millions)	7	6	29	27
Number of stock options granted	80,000	104,180	6,008,051	8,051,159
Weighted average fair value per option granted ($)	7	3	6	7
Assumptions:
Dividend yield	3.7%	3.5%	3.6%	3.3%
Expected volatility	30%	30%	30%	30%
Risk-free interest rate	3.8%	3.8%	4.0%	4.6%
Expected life (years)	4.5	3	4.5	4.4

13. DERIVATIVE INSTRUMENTS

We periodically use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. shares. We do not use derivative instruments for speculative purposes. Since we do not actively trade in derivative instruments, we are not exposed to any significant liquidity risks relating to them.

     The following derivative instruments were outstanding at December 31, 2003:

  cross-currency swaps and forward contracts that hedge foreign currency risk on a portion of our long-term debt forward contracts on BCE Inc. common shares that hedge the fair value exposure related to special compensation payments (SCPs).

     During the third quarter of 2003, we settled the existing dividend rate swaps used to hedge dividend payments on $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares. These dividend rate swaps converted the fixed-rate dividends on these preferred shares to floating-rate dividends and were to mature in 2007. We received total cash proceeds of $83 million, which is being deferred and amortized against the cost of the dividends on these preferred shares over the original terms of the swaps.

     In April 2003, we entered into forward contracts to hedge US$200 million of long-term debt at Bell Canada that had not been previously hedged, thereby removing the foreign currency risk on the principal portion of that debt.

     At December 31, 2003, the carrying values of the outstanding derivative instruments was a net liability of $138 million. Their fair values amounted to a net liability of $163 million.

Notes to Consolidated Financial Statements – BCE Inc.

14. COMMITMENTS AND CONTINGENCIES

Contractual obligations

The table below provides a summary of our contractual obligations at December 31, 2003.

(in $ millions)	2004	2005	2006	2007	2008	Thereafter	Total

Long-term debt (excluding capital leases)	1,390	1,082	957	1,782	1,093	7,089	13,393
Notes payable and bank advances	28	–	–	–	–	–	28
Capital leases	119	86	80	66	59	99	509
Operating leases	404	275	244	220	205	1,525	2,873
Purchase obligations	924	466	363	307	153	270	2,483
Other long-term liabilities	–	97	93	100	63	78	431

Total	2,865	2,006	1,737	2,475	1,573	9,061	19,717

Long-term debt and notes payable and bank advances include $194 million drawn under our committed credit facilities and exclude $361 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $2,841 million.

     The imputed interest to be paid on capital leases is $396 million. Purchase obligations consist mainly of contractual obligations under service contracts, as well as commitments for capital expenditures.

     Other long-term liabilities included in the table relate to:

  Bell Canada’s future payments over the remaining life of its contract with Certen for the development of Bell Canada’s billing system. The total amount was $301 million at December 31, 2003
  Bell Globemedia’s remaining obligations relating to CRTC benefits owing on previous business combinations. These and other long-term liabilities totalled $130 million at December 31, 2003.

     At December 31, 2003, we had other long-term liabilities not included in the table above. These liabilities consisted of an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.

     We did not include the accrued employee benefit liability and future income tax liabilities in the table because we cannot accurately determine the timing and amount of cash needed for them. This is because:

  future contributions to the pension plans depend largely on how well they are funded, which varies based on the results of actuarial valuations that are performed periodically, and on the investment performance of the pension fund assets future payments of income taxes depend on the levels of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

     We did not include deferred revenue and gains on assets in the table because they do not represent future cash payments.

Canadian Radio-Television and Telecommunications Commission (CRTC) Price Cap decision

The price cap decision in May 2002 made a number of changes to the rules governing local service in Canada’s telecommunications industry. These rules will be in effect for four years. The CRTC has stated that it will initiate a price cap review in the final year of the regime and make modifications to the regulatory framework, as necessary. One of the changes was a new mechanism, called the deferral account, which will be used to fund initiatives, such as service improvements, reduced rates and/or rebates. We estimated our commitment relating to the deferral account to be approximately $160 million at December 31, 2003, which we expect to clear substantially in 2004 by implementing various initiatives.

Contingencies

AGREEMENT WITH MANITOBA TELECOM SERVICES INC. (MTS)

The agreement between Bell Canada and MTS to create Bell West Inc. (Bell West) included put and call options relating to MTS’ 40% interest in Bell West.

     On February 2, 2004, MTS exercised its put option. As a result, Bell Canada will buy MTS’ 40% interest in Bell West for approximately $645 million in cash, payable by August 2, 2004.

AGREEMENT WITH CGI

On July 24, 2003, BCE and CGI signed a new agreement relating to BCE’s ownership in CGI. It replaced the shareholders’ agreement entered into on July 1, 1998. As a result:

  the put rights of CGI’s three majority individual shareholders relating to the CGI shares they hold were cancelled
  BCE’s call rights relating to the CGI shares held by these majority shareholders were cancelled
  BCE converted all of its 7,027,606 CGI Class B multiple voting shares into CGI Class A single voting shares on a one-for-one basis.

     BCE has customary shareholder’s rights under the new agreement. These include pre-emptive rights relating to CGI’s equity shares, right of representation on CGI’s board of directors and certain veto rights. In addition, there are no restrictions on BCE selling its shares of CGI. We continue to proportionately consolidate CGI’s results.

LITIGATION

Teleglobe lending syndicate lawsuit

On July 12, 2002, some members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate (the plaintiffs) filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice.

     The claim makes several allegations, including that BCE Inc. and its management, in effect, made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.

     The plaintiffs claim damages of U.S.$1.19 billion, plus interest and costs, which they allege is equal to the amount they advanced. This represents approximately 95.2% of the total U.S.$1.25 billion that the lending syndicate advanced.

     While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.

Kroll Restructuring lawsuit

In February 2003, a lawsuit was filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe, against five former directors of Teleglobe. This lawsuit was filed in connection with Teleglobe’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.

14. COMMITMENTS AND CONTINGENCIES (continued)

     The plaintiff is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest.

     While BCE Inc. is not a defendant in this lawsuit, Teleglobe was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

     While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that the defendants have strong defences and that the claims of the plaintiffs will be vigorously defended against.

Other litigation

We become involved in various other claims and litigation as a regular part of our business.

     While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2003, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

15. OFF BALANCE SHEET ARRANGEMENTS

Guarantees

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties that may require us to pay for costs and losses incurred in various types of transactions, which we describe below.

Sales of assets and businesses

As part of transactions involving business dispositions and sales of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, litigation against the counterparties, earn-out guarantees if the disposed business does not meet specific targets, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

     We are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure of $2.1 billion in total, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. A total of $16 million has been accrued in the consolidated balance sheet relating to this type of indemnifications or guarantees at December 31, 2003.

Sales of services

As part of transactions involving sales of services, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, changes in or in the interpretation of laws and regulations (including tax legislation) or litigation against the counterparties.

     We are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure of $261 million in total, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheet relating to this type of indemnifications or guarantees at December 31, 2003.

Purchases and development of assets

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in or in the interpretation of laws and regulations (including tax legislation), or litigation against the counterparties.

     We are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure of $1.5 billion in total, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheet relating to this type of indemnifications or guarantees at December 31, 2003.

Other transactions

As part of various other transactions, such as securitization agreements and operating leases, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in or in the interpretation of laws and regulations (including tax legislation) or litigation against the counterparties.

     We are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure of $26 million in total, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. No amount has been accrued in the consolidated balance sheet relating to this type of indemnifications or guarantees at December 31, 2003.

Securitization of accounts receivable

Bell Canada sold an interest in a pool of accounts receivable to a securitization trust for a total of $900 million in cash, under an agreement that came into effect on December 12, 2001. The agreement expires on December 12, 2006. Bell Canada had a retained interest of $128 million in that pool of accounts receivable at December 31, 2003. This was equal to the amount of overcollateralization in the receivables transferred.

     Aliant sold an interest in a pool of accounts receivable to a securitization trust for a total of $130 million in cash, under an agreement that came into effect on December 13, 2001. The agreement expires on December 13, 2006. Aliant had a retained interest of $29 million in that pool of accounts receivable at December 31, 2003.

     Bell Canada and Aliant continue to service these accounts receivable. The buyers’ interest in the collections of these accounts receivable ranks ahead of the interest of Bell Canada and Aliant. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables that is securitized. They have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.

     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers do not pay amounts owed on time.

Notes to Consolidated Financial Statements – BCE Inc.

16. SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

For the period ended December 31	Three months		Twelve months
(in $ millions)	2003	2002	2003	2002

Interest paid on long-term debt	371	365	1,109	1,019
Income taxes paid (net of refunds)	(12)	292	(24)	1,284

17. SUBSEQUENT EVENTS

Redemption of Series P retractable preferred shares

On January 15, 2004, BCE Inc. redeemed all of its 14 million outstanding Series P retractable preferred shares for $351 million. The amount was paid from cash on hand.

BCE Inc.		This document has been filed by		For further information concerning
1000, rue de La Gauchetière Ouest		BCE Inc. with Canadian securities		the Dividend Reinvestment and
Bureau 3700		commissions and the U.S. Securities		Stock Purchase Plan (DRP), direct
Montréal (Québec)		and Exchange Commission. It can		deposit of dividend payments, the
H3B 4Y7		also be found on BCE Inc.’s Web		elimination of multiple mailings or
www.bce.ca		site at www.bce.ca or is available		the receipt of quarterly reports,
		upon request from:		please contact:

Communications		Investor Relations		Computershare Trust
e-mail:	bcecomms@bce.ca	e-mail:	investor.relations@bce.ca	Company of Canada
tel:	1 888 932-6666	tel:	1 800 339-6353	100 University Avenue, 9th Floor,
fax:	(514) 870-4385	fax:	(514) 786-3970	Toronto, Ontario M5J 2Y1
				tel:	(514) 982-7555
				or	1 800 561-0934
				fax:	(416) 263-9394
				or	1 888 453-0330
				e-mail:	bce@computershare.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: February 4, 2004